     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 1996

                                                       REGISTRATION NO. 333-
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------

                      COMPUTER GENERATED SOLUTIONS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                --------------

       DELAWARE                      7379                       13-3208358
   (STATE OR OTHER       (PRIMARY STANDARD INDUSTRIAL        (I.R.S. EMPLOYER
   JURISDICTION OF        CLASSIFICATION CODE NUMBER)         IDENTIFICATION
   INCORPORATION OR                                              NUMBER)
    ORGANIZATION)

                                 1675 BROADWAY
                           NEW YORK, NEW YORK 10019
                                (212) 408-3800
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                --------------

                                PHILIP FRIEDMAN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                      COMPUTER GENERATED SOLUTIONS, INC.
                                 1675 BROADWAY
                           NEW YORK, NEW YORK 10019
                                (212) 408-3800
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                --------------

                                  COPIES TO:
  DENNIS J. FRIEDMAN, ESQ.                          GERALD S. TANENBAUM, ESQ.
   CHADBOURNE & PARKE LLP                            CAHILL GORDON & REINDEL
    30 ROCKEFELLER PLAZA                                 80 PINE STREET
  NEW YORK, NEW YORK 10112                          NEW YORK, NEW YORK 10005
       (212) 408-5100                                    (212) 701-3000

                                --------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                --------------

                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                              PROPOSED MAXIMUM
          TITLE OF EACH CLASS OF             AGGREGATE OFFERING    AMOUNT OF
        SECURITIES TO BE REGISTERED             PRICE(1)(2)     REGISTRATION FEE
- --------------------------------------------------------------------------------
Common Stock, par value $0.001 per share..      $34,500,000        $11,896.64

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2) Includes $4,500,000 of shares of Common Stock the Underwriters have the option to purchase to cover over-allotments, if any.

                                --------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS                   Subject to Completion
                              Dated July 31, 1996

      Shares

[LOGO] COMPUTER GENERATED SOLUTIONS, INC.

Common Stock

(par value $0.001 per share)

Of the     shares of Common Stock, par value $0.001 per share (the "Common
Stock"), offered hereby,     shares are being sold by Computer Generated
Solutions, Inc., a Delaware corporation (the "Company"), and     shares are
being sold by the existing stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of the shares by the Selling Stockholders.

Prior to this offering (the "Offering"), there has been no public market for the Common Stock. It is currently anticipated that the initial public offering
price of the Common Stock will be between $    and $    per share. See
"Underwriting" for information relating to the factors to be considered in determining the initial public offering price.

Immediately after the Offering, Philip Friedman, the Company's President and
Chief Executive Officer, will have the power to vote    % of the outstanding
shares of Common Stock (assuming no exercise of the Underwriters' over-allotment option). See "Description of Capital Stock."

Application will be made to have the Common Stock quoted on the Nasdaq National Market under the symbol "CGSI."

SEE "RISK FACTORS" COMMENCING ON PAGE 6 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
A CRIMINAL OFFENSE.
- --------------------------------------------------------------------------------

                                             PROCEEDS TO
           PRICE TO UNDERWRITING PROCEEDS TO SELLING
           PUBLIC   DISCOUNT(1)  COMPANY(2)  STOCKHOLDERS
- ---------------------------------------------------------
Per Share  $        $            $           $
- ---------------------------------------------------------
Total (3)  $        $            $           $

- --------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the Offering payable by the Company estimated
at $   .
(3) The Company has granted the Underwriters an option to purchase up to an
additional     shares of Common Stock, on the same terms as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will
be $   , $    and $   , respectively. See "Underwriting."

The shares of Common Stock being offered by this Prospectus are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to approval of certain legal matters by Cahill Gordon & Reindel, counsel for the Underwriters. It is expected that delivery of the shares of Common Stock will be made against payment therefor on
or about    , 1996 at the offices of J.P. Morgan Securities Inc., 60 Wall
Street, New York, New York.

J.P. MORGAN & CO.                                        OPPENHEIMER & CO., INC.

       , 1996

No person has been authorized to give any information or make any representation other than those contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Selling Stockholders or any of the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Common Stock in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

No action has been or will be taken in any jurisdiction by the Company, the Selling Stockholders or any Underwriter that would permit a public offering of the Common Stock or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by the Company, the Selling Stockholders and the Underwriters to inform themselves about and to observe any restrictions as to the Offering and the distribution of this Prospectus.

                               TABLE OF CONTENTS

                                           PAGE
Prospectus Summary .................          3
Risk Factors .......................          6
The Company ........................         10
Use of Proceeds ....................         11
Dividend Policy ....................         11
Capitalization .....................         12
Dilution ...........................         13
Selected Financial Information .....         14
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations .....................         15
Business ...........................         23

                                          PAGE
Management .........................        33
Certain Relationships and Related
 Party Transactions ................        37
Principal and Selling Stockholders
 ...................................        38
Description of Capital Stock .......        39
Shares Eligible for Future Sale ....        42
Underwriting .......................        43
Legal Matters ......................        44
Experts ............................        44
Change of Auditors..................        44
Additional Information .............        45
Index to Financial Statements.......       F-1

UNTIL        , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

The Company intends to furnish its stockholders with annual reports containing financial statements audited by its independent auditors and with quarterly reports containing unaudited financial statements for each of the first three quarters of each fiscal year.

IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

The following summary is qualified in its entirety by and should be read in conjunction with the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information contained in this Prospectus (i) gives effect to the amendment and restatement of the Company's certificate of incorporation and by-laws and certain other related actions regarding the conversion of the Company from S corporation to C corporation and the restructuring of the Company's capital stock, all of which will take place immediately prior to the consummation of the Offering and is more fully described below under "The Company," and (ii) assumes the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

Computer Generated Solutions, Inc. offers its clients a Composite Solution for their information technology ("IT") requirements. The Composite Solution is based on a modular approach which allows the Company to utilize its products and services to create customized solutions for its clients. Products and services provided by the Company range from the ACS Optima Software (as defined) bundled with IBM AS/400 hardware and related support services, to professional services, technical training, full service on-site and remote help desk support and call management services. The marketing of many of the Company's products and services is enhanced through its strategic and other relationships with recognized leaders in the IT industry, including International Business Machines Corporation ("IBM") and AT&T Corp. ("AT&T").

The Company is the leading supplier of integrated business information systems to the apparel industry. Its solution includes its proprietary ACS Optima software and a number of fully integrated complementary products licensed to the Company (the "ACS Optima Software"), a comprehensive, integrated business information system specifically designed for the apparel industry. The Company provides the ACS Optima Software to many leading United States apparel manufacturers, including several divisions of Sara Lee Corporation ("Sara Lee"), Polo Ralph Lauren Corporation ("Polo Ralph Lauren"), G-III Apparel Group Ltd. ("G-III Apparel") and Marzotto (U.S.A.) Corporation ("Marzotto").

The Company also provides a variety of professional services, delivered on a project basis or through staff augmentation, to address clients' systems requirements, ranging from strategy and design through development and implementation to maintenance and support. The Company provides these professional services primarily to clients in the financial, entertainment and communications industries, including Merrill Lynch & Co., Inc. ("Merrill Lynch"), EMI Music Publishing ("EMI Music") and NYNEX Corporation ("NYNEX"). The Company maintains a national proprietary database consisting of technical profiles and resumes of approximately 25,000 professionals. The Company believes that this database, its existing technical staff and other software tools enable it to offer its clients the technical resources necessary to meet their IT requirements and address the challenges of creating "Year 2000" compliant systems. Through its technical training services, the Company provides approximately 350 comprehensive technical and end-user training classes to its clients' personnel in many leading-edge technologies, including Visual Basic, PowerBuilder, Visual C++ and Sybase.

The Company provides a complete range of IT outsourcing support services, including on-site and remote help desks and integrated call management centers staffed and managed by the Company's personnel. In providing these services, the Company uses sophisticated tools that enable it to serve as the transparent extension of its clients' technical support infrastructure. These services provide the Company's clients with immediate access to skilled technical personnel and a cost-effective solution to their IT outsourcing support needs. The Company's IT outsourcing support clients include IBM, AT&T and Paine Webber Group Inc. ("Paine Webber").

At June 30, 1996, the Company had over 900 employees operating through facilities located in New York, Atlanta, Chicago, Dallas, Los Angeles, Tampa and Rochester, MN. The Company's total revenue increased from $5.6 million in 1991 to $36.0 million in 1995, a compound annual growth rate of 59.4%.

                                  THE OFFERING

 COMMON STOCK OFFERED:
    By the Company..............................     shares
    By the Selling Stockholders.................     shares
 TOTAL OFFERING.................................     shares

 COMMON STOCK OUTSTANDING AFTER THE OFFERING(1).     total shares of Common Stock
 USE OF PROCEEDS TO THE COMPANY................. Repayment of certain indebtedness, including
                                                 approximately $2.5 million of
                                                 indebtedness owed to Philip
                                                 Friedman, the Company's
                                                 President and Chief Executive
                                                 Officer, fund distributions to
                                                 the Company's existing
                                                 stockholders of the cumulative
                                                 amount of the Company's
                                                 undistributed earnings for the
                                                 entire period it was an S
                                                 corporation (approximately
                                                 $3.3 million at June 30, 1996)
                                                 and for general corporate
                                                 purposes, including working
                                                 capital, potential
                                                 acquisitions, strategic
                                                 business partnerships and
                                                 future product enhancements.
                                                 See "Use of Proceeds."
 DIVIDEND POLICY................................ The Company presently intends to retain its earnings for
                                                 reinvestment in the Company
                                                 and, therefore, does not
                                                 anticipate paying dividends on
                                                 the Common Stock in the
                                                 foreseeable future, other than
                                                 the payment of the dividend to
                                                 the Company's existing
                                                 stockholders as described
                                                 above. See "The Company" and
                                                 "Dividend Policy."
 PROPOSED NASDAQ NATIONAL MARKET SYMBOL......... "CGSI"

- -------
(1)Excludes shares of Common Stock to be reserved for issuance under the Company's 1996 Long-Term Incentive Plan. See "Management--1996 Long Term Incentive Plan."

                         SUMMARY FINANCIAL INFORMATION

                              -----------------------------------------------------------------------------
                                                                                         SIX MONTHS ENDED
                                             YEARS ENDED DECEMBER 31,                        JUNE 30,
                              ------------------------------------------------------  ---------------------
Dollars in thousands, except        1991       1992       1993       1994        1995        1995       1996
per share data                ---------  ---------  ---------  ---------   ---------  ----------- ---------
                                                                                      (UNAUDITED)
STATEMENTS OF OPERATIONS DATA(1)
Revenues................        $ 5,572    $12,189    $26,003    $24,710     $35,947     $15,494    $27,353
Direct costs............          3,328      8,863     20,982     16,870      25,977      10,572     20,886
                              ---------  ---------  ---------  ---------   ---------  ---------   ---------
Income from direct
 operations.............          2,244      3,326      5,021      7,840       9,970       4,922      6,467
Selling, general and
 administrative
 expenses...............          1,489      1,973      2,916      4,725       6,690       3,007      4,504
Compensation amounts to
 S corporation
 stockholders...........            592      1,232      1,950      3,041       1,502         201        380
Amortization of cost in
 excess of fair value of
 assets purchased.......             --         --         --        213         320         160        160
                              ---------  ---------  ---------  ---------   ---------  ---------   ---------
                                  2,081      3,205      4,866      7,979       8,512       3,368      5,044
                              ---------  ---------  ---------  ---------   ---------  ---------   ---------
Operating income (loss).            163        121        155       (139)      1,458       1,554      1,423
Interest expense........             --         --         --         77         473         225        295
                              ---------  ---------  ---------  ---------   ---------  ---------   ---------
Income (loss) before
 income taxes...........            163        121        155       (216)        985       1,329      1,128
Income taxes............             21         31         39         60          33          60         61
                              ---------  ---------  ---------  ---------   ---------  ---------   ---------
Net income (loss).......        $   142    $    90    $   116    $  (276)    $   952     $ 1,269    $ 1,067
                              =========  =========  =========  =========   =========  =========   =========


PRO FORMA (UNAUDITED)
Historical income before income taxes...................................     $   985                $ 1,128
Pro forma adjustment to eliminate annual
 compensation amounts to S corporation stockholders(2)..................         742                     --
                                                                           ---------              ---------
Pro forma income before income taxes....................................       1,727                  1,128
Pro forma provision for income taxes(3).................................         704                    488
                                                                           ---------              ---------
Pro forma net income....................................................     $ 1,023                $   640
                                                                           =========              =========
Pro forma net income per share(4).......................................     $                      $
                                                                           =========              =========

                          --------------------------------------------------------------------------------
                                               DECEMBER 31,                            JUNE 30, 1996
                          -----------------------------------------------------  -------------------------
                                1991       1992       1993       1994       1995 HISTORICAL AS ADJUSTED(5)
                          ---------  ---------  ---------  ---------  ---------  ---------- --------------
BALANCE SHEET DATA
Working capital.........    $   411    $   549    $   953    $ 1,296    $ 1,943    $ 2,793
Total assets............      1,577      3,092      6,454      7,727     11,653     13,182
Short-term debt,
 including current
 portion of capital
 lease obligations......        465        608         --      2,272      4,088      2,926
Long-term debt,
 including capital lease
 obligations............        333        476        934      2,383      2,625      2,584
Stockholders' equity....        283        364        480        456      1,408      2,475

- -------
(1)For all periods shown, the Company was treated as an S corporation for income tax purposes. Therefore, the Company's historical statements of operations data do not include a provision for U.S. federal income taxes.
(2)Adjusted to eliminate the amount of stockholders compensation which was paid in excess of $760,000 in 1995 to reflect base salaries which the Company expects to pay after consummation of the Offering, which salaries, following the Offering, will be reflected in selling, general and administrative expenses.
(3)Adjusted for all periods to record a provision for income taxes as if the Company had been a C corporation. See "The Company."
(4)Computed by dividing pro forma net income by the weighted average number of shares of Common Stock outstanding during the periods.
(5)Adjusted to reflect the Offering and the use of a portion of the net proceeds therefrom to repay indebtedness and to pay a distribution to the Company's existing stockholders. See "Use of Proceeds."

                                  RISK FACTORS

DEPENDENCE ON COMPUTER INDUSTRY TRENDS AND MOVEMENT TOWARDS OUTSOURCING

The Company's future success is dependent upon the continuation of a number of trends in the computer industry, including the migration by IT end-users to multivendor and multisystem computing environments, the overall increase in the sophistication and interdependency of computing technology and a focus by IT managers on cost-efficient solutions. The Company believes these trends have resulted in an increased demand for support service providers that have the ability to deliver a broad range of IT and support services and a movement by many clients towards outsourcing. The Company's business and growth will depend in large part on the movement toward outsourcing IT services continuing. There can be no assurance that these trends will continue, as organizations may elect to perform such services in-house or that the trends, should they continue, will not serve as an inducement to other companies to enter the Company's market. A significant reversal of these trends could have a material adverse effect on the Company's financial condition and results of operations. See "Business--Industry Background."

DEPENDENCE ON SIGNIFICANT RELATIONSHIPS; ABSENCE OF LONG-TERM CONTRACTS

The Company's largest client accounted for 33% and 37% of the Company's revenues for 1995 and the six months ended June 30, 1996, respectively. Client contract terms vary depending on the nature of the project or services to be provided, and there can be no assurance that a client will renew a service contract when it terminates. In addition, the Company's project and service contracts are generally cancellable by the client at any time or, with respect to some of the Company's larger contracts, on 30 to 90 days' notice, and clients may unilaterally reduce their use of the Company's services under such contracts without penalty. The termination or significant reduction of its business relationship with any of its significant clients would have a material adverse effect on the Company's financial condition and results of operations. See "Business."

ABILITY TO ATTRACT AND RETAIN QUALIFIED PROJECT MANAGERS AND OTHER TECHNICAL EXPERTS

The Company's future success will depend, in part, on its ability to hire and retain adequately trained project and resource managers, systems analysts, business analysts, programming staff and other technical experts who can fulfill the increasingly sophisticated needs of its clients. The Company's on-going need for technical expert resources arises from (i) increased demand for the Company's services, (ii) turnover, which is generally high in the industry, and (iii) client requests for programmers trained in the newest software technologies. Competition for highly skilled employees in the information systems and services and IT outsourcing support services industry is intense. In particular, competition is intense for the limited number of qualified project managers and professionals with certain specialized skills, such as a working knowledge of certain leading software products. There can be no assurance that the Company will be successful in attracting and retaining the qualified personnel it requires to continue its growth.

COMPETITION

The industry in which the Company operates is extremely competitive, highly fragmented and subject to rapid changes. While many companies provide information systems and services and IT outsourcing support services, management believes that no one company is dominant. There are numerous and varied providers of such services, including firms specializing in call center operations, temporary staffing and personnel placement companies, general management consulting firms, divisions of large hardware and software companies and niche providers of IT services, many of which compete in only certain markets. The Company competes with and faces potential competition from a number of companies that have significantly greater financial, technical and marketing resources, greater name recognition and a more established client base than the Company. In addition, many of the services offered by the Company historically have been provided, and could in the future be provided, by the in-house personnel of its clients. The Company believes that its ability to compete depends, in part, on a number of factors, including the ability of the Company to hire, retain and motivate a significant number of highly skilled employees and the development by others of products and services that are competitive with the Company's products and services.

Management believes that price is not the primary factor in a client's determination to purchase ACS Optima Software and related services but that product functionality and methodology for implementation are the principal competitive considerations. The Company believes that the principal competitive factors in its professional services business include the nature of the services offered, quality of service, responsiveness to customer needs, business experience and technical expertise. With respect to its IT outsourcing support services, the Company competes primarily on the basis of quality of service and price, and the Company could be adversely affected by the price at which others offer comparable IT outsourcing support services. Many of the Company's larger clients purchase IT outsourcing support services primarily from a limited number of preferred vendors. The Company has experienced and continues to anticipate significant pricing pressure from these clients in order to remain competitive.

Although the Company believes that it can meet its client's demands for information systems and services and IT outsourcing support services, there can be no assurance that the Company will continue to compete successfully with its existing competitors or will be able to compete successfully with any new competitors.

GROWTH THROUGH INTERNAL EXPANSION AND ACQUISITIONS

The Company's continued growth through internal expansion is dependent on the Company's ability to generate additional revenue from existing and new clients. The Company believes that internal expansion also will depend on the Company's ability to obtain and develop new products and services, including those related to the "Year 2000" problem, and there can be no assurance that the Company will be able to obtain or develop such products or services. Part of the Company's strategy in enhancing its professional service revenues is to provide solutions to its customers' "Year 2000" problems through products and services, including professional resources. There can be no assurance that the Company's products for "Year 2000" will be accepted by the Company's clients or that the Company will recognize any revenues from such products or related professional resources. See "Business--Information Systems and Services-- Professional Services."

As part of its business strategy, the Company intends to expand by acquiring IT solutions, outsourcing support, consulting and systems integration businesses in attractive markets or which have desirable client relationships. While the Company from time to time evaluates acquisition opportunities, it has not entered into any definitive agreement or understanding with respect to any particular acquisition. The success of this strategy depends not only upon the Company's ability to identify and acquire businesses on a cost-effective basis, but also upon its ability to integrate acquired operations into its organization effectively, to retain and motivate key personnel and to retain clients of acquired firms. In addition, the Company expects to experience competition for acquisitions, and there can be no assurance that suitable acquisition candidates will be available, that acquisitions can be completed on reasonable terms or that the Company will have access to adequate funds to effect any desired acquisition.

MANAGEMENT OF A LARGE AND RAPIDLY CHANGING BUSINESS

The Company has experienced significant growth, which has placed and, if sustained, will continue to place a substantial strain on its operational, administrative and financial resources. The Company's ability to effectively manage growth of its staff and facilities will require it to continue to improve its operational, financial and other internal systems, and to train, motivate and manage its project managers and other technical experts. If the Company's management is unable to manage growth effectively or its employees are unable to achieve anticipated performance levels, such occurrences could have a material adverse effect on the Company's financial condition and results of operations.

RELIANCE ON KEY EXECUTIVES

The Company's success depends to a significant extent upon the continued services of its executive officers and other key management and sales personnel, in particular Philip Friedman, the Company's President and Chief Executive

Officer. The Company has no employment contracts with any of its employees and maintains key man insurance on Philip Friedman in the amount of only $500,000. The unavailability of the continuing services of any of its executive officers and other key management and sales personnel could have an adverse effect on the Company's financial condition and results of operations. See "Management."

INTELLECTUAL PROPERTY RIGHTS

The Company's success is dependent, in part, upon its proprietary intellectual property rights. The Company relies on contractual arrangements, such as trade secrets and non-disclosure agreements, and copyright and trademark law to protect its proprietary intellectual property. While the Company holds registered copyrights with respect to certain modules of the ACS Optima Software, generally enters into confidentiality agreements with its employees, consultants, clients and potential clients and limits access to and distribution of its confidential and proprietary data, there can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of its proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

The Company's business includes the development of custom software applications in connection with specific client engagements. Ownership of such software is generally assigned to the client. Although the Company believes that its products and services do not infringe on the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the Company in the future.

RISK OF EMERGENCY INTERRUPTION OF HELP DESK AND CALL MANAGEMENT OPERATIONS

The Company's operations are dependent upon the ability to protect its help desk and call management operations and its information databases against damage that may be caused by fire, power failure, telecommunications failures, unauthorized intrusion, computer viruses and other emergencies. At its facilities, the Company has taken precautions to protect itself and its customers from events that could interrupt delivery of the Company's services. These precautions include off-site storage of backup data, fire protection and physical security systems. Notwithstanding such precautions, there can be no assurance that a fire, natural disaster, human error, equipment malfunction or inadequacy or other event would not result in a prolonged interruption in the Company's ability to provide services to its clients. Such an event could have a material adverse effect on the Company's financial condition and results of operations. In addition, at its clients' facilities, protecting help desk and call management operations is the responsibility of its clients. While management believes that its clients have taken precautions similar to those taken by the Company at its facilities, there can be no assurance that this will continue to be the case. To the extent such precautions are not taken, this could have a material adverse effect on the Company's financial condition and results of operations.

CONTROLLING STOCKHOLDER; ANTI-TAKEOVER PROVISIONS; PREFERRED STOCK

Upon consummation of the Offering, Philip Friedman, the Company's President and Chief Executive Officer, and his brother Victor Friedman, the Company's Executive Vice President (collectively, the "Principal Stockholders"), will beneficially own % and %, respectively, of the outstanding shares of Common Stock. As a result, Philip Friedman will be able to control the outcome of matters requiring a stockholder vote, including electing directors, adopting or amending certain provisions of the Company's Certificate of Incorporation (as defined) and By-Laws (as defined) and approving or preventing certain mergers or other similar transactions, such as a merger involving the Company or a sale of substantially all of the Company's assets (including transactions that could give holders of the Common Stock the opportunity to realize a premium over the then-prevailing market price for their shares). Therefore, purchasers of Common Stock offered hereby will become minority stockholders of the Company and will be unable to control the management or business policies of the Company. Moreover, subject to contractual restrictions and general fiduciary obligations, the Company is not prohibited from engaging in transactions with its management, the Principal Stockholders or entities in which such persons are interested. The Certificate of Incorporation also provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms and certain super majority voting provisions. The Company's Certificate of Incorporation does not provide for cumulative voting in the election of directors and, as a result, Philip Friedman can elect all the directors if he so chooses. Furthermore, the Company is subject to Section 203 of the Delaware General Corporation Law. The existence of these provisions, together with the stock ownership of the Principal Stockholders, would be expected to have an anti-takeover effect, including possibly discouraging takeover attempts that might result in a premium over the market price for the shares of Common Stock. See "Description of Capital Stock" and "Principal and Selling Stockholders."

The Company's Certificate of Incorporation authorizes the issuance of "blank check" preferred stock ("Preferred Stock") with such designations, rights and preferences as may be determined from time to time by the Board of Directors. In the event of issuance, such Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. In addition, the issuance of Preferred Stock may adversely affect the voting and dividend rights, rights upon liquidation and other rights of the holders of Common Stock (including the purchasers of Common Stock in the Offering). Although the Company has no present intention to issue any shares of such Preferred Stock, the Company retains the right to do so in the future.

ABSENCE OF PUBLIC MARKET; DETERMINATION OF OFFERING PRICE; POSSIBLE VOLATILITY OF STOCK PRICE

Prior to the Offering, there has been no public market for the Common Stock. There can be no assurance that, following the Offering, an active trading market for the Common Stock will develop or be sustained or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price will be determined by negotiations among the Company and the Representatives (as defined) and will not necessarily be indicative of the market price of the Common Stock after the Offering. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. In addition, the market price of the Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results, changes in earnings estimates by securities analysts, general trends in the technology and emerging growth company sectors and other factors. The securities markets have experienced significant price and volume fluctuations from time to time in recent years that often have been unrelated or disproportionate to the operating performance of particular companies and which have particularly affected the market price of equity securities of technology companies. These broad fluctuations may adversely affect the market price of the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

Sales of substantial amounts of Common Stock in the public market after the Offering could adversely affect the prevailing market price of the shares of
Common Stock offered hereby. In addition to the    shares of Common Stock
offered hereby, as of the date of this Prospectus, there will be    shares of
Common Stock outstanding, all of which are "restricted" shares (the "Restricted Shares") under the Securities Act of 1933, as amended (the "Securities Act"), and are held by the Principal Stockholders. Beginning 180 days after the date of this Prospectus, upon the expiration of certain lock-up agreements with the Underwriters, the Restricted Shares will first become eligible for sale in the public market subject to certain volume and other resale restrictions pursuant to Rule 144 under the Securities Act. The Principal Stockholders are also entitled to certain rights with respect to the registration under the Securities Act of shares held by them. See "Certain Relationships and Related Party Transactions." In addition, after the Offering, the Company intends to
file a registration statement under the Securities Act to register     shares
of Common Stock reserved for issuance upon the exercise of options or awards of restricted stock that may be granted under the 1996 Long-Term Incentive Plan. See "Management--1996 Long-Term Incentive Plan," "Principal and Selling Stockholders" and "Shares Eligible for Future Sale."

NO DIVIDENDS

The Company anticipates that, for the foreseeable future, all earnings, if any, will be retained for the operation and expansion of its business and that it will not pay dividends after the payment of the dividends to the Company's Principal Stockholders as described under "The Company." See "Dividend Policy."

DILUTION

The purchasers of the shares of Common Stock will experience immediate dilution after the Offering. See "Dilution." In addition, an aggregate of shares of Common Stock are reserved for issuance under the Company's 1996 Long-Term Incentive Plan, which shares, when and if issued, may cause additional dilution to the purchasers of Common Stock offered hereby.

                                  THE COMPANY

The Company was founded in April 1984. Prior to the Offering, Philip Friedman and his brother Victor Friedman owned 90% and 10%, respectively, of the Common Stock.

Since its incorporation, the Company has been treated for federal income tax purposes as an S corporation under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"), and the Company's earnings have been taxed for federal and certain state income tax purposes directly to its stockholders rather than to the Company. See Note 13 to the financial statements of the Company. The Company will terminate its S corporation status effective as of the day preceding the consummation of the Offering (the "S Termination Date"). As a result, the Company will have a final S short year ending on and including the day preceding the S Termination Date. On and after the S Termination Date, the Company will no longer be treated as an S corporation and, accordingly, will be fully subject to federal, state and local income taxes.

Upon consummation of the Offering, the Company plans to distribute to its stockholders of record immediately prior to the Offering the cumulative amount of its undistributed earnings for the entire period that it was an S corporation (i.e., from inception through the day preceding the S Termination
Date), which earnings have been or will be taxed to such stockholders for federal and certain state income tax purposes. As of June 30, 1996, the cumulative balance of such undistributed S period earnings was approximately $3.3 million. To this amount will be added, for purposes of calculating the amount of the distribution, the earnings of the Company from June 30, 1996 to the day prior to the S Termination Date (less any distributions made by the Company during such period).

Should there be any adjustments to the Company's federal taxable income that result in a shifting of income from taxable years in which the Company was an S corporation to subsequent non-S corporation taxable years of the Company, or vice versa, the stockholders of record immediately prior to the Offering shall pay to the Company (in the former circumstance) or the Company shall pay to such stockholders (in the latter circumstance), the amount of federal, state and local income taxes, including penalties and interest, incurred by the Company or the stockholders, as the case may be, as result of such adjustment to income (without regard to any tax benefit that the stockholders may realize from an increase in the basis of their Common Stock that results from such adjustment). To the extent that any such amount is paid to a stockholder after the date which is one year from the S Termination Date, such amount will be increased in an amount necessary to reimburse such stockholder for taxes required to be paid by him as a result of his receipt of such amount (as so increased). The cost to the Company of any such payment could exceed the amount of the savings realized by the Company as a result of such adjustment to income. The stockholders of record immediately prior to the Offering will also indemnify and hold harmless the Company from any federal and New York state income tax liabilities (including interest and penalties) that result from the failure of the Company to qualify as an S corporation for any year or years ending on or prior to December 31, 1995 or for the period from January 1, 1996 through the day prior to the S Termination Date.

Prior to the consummation of the Offering, the Company will also adopt an amended and restated certificate of incorporation (the "Certificate of Incorporation") and by-laws (the "By-Laws"). The Certificate of Incorporation will provide for "blank check" Preferred Stock, a Board of Directors that will be divided into three classes of directors serving staggered three-year terms and certain super majority voting provisions. See "Description of Capital Stock." Also immediately prior to the Offering, the Company will effect a for one stock split of its existing common stock, following which the Company's current stockholders, Philip Friedman and Victor Friedman, will exchange such common stock on a one-for-one basis for Common Stock.

The Company is incorporated in the State of Delaware and maintains its principal executive offices at 1675 Broadway, New York, New York 10019. The Company's telephone number is (212) 408-3800.

                                USE OF PROCEEDS

The net proceeds to the Company from the sale of the shares of Common Stock
offered hereby are estimated to be approximately $    million (or approximately
$    million if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and estimated Offering expenses and
assuming an initial offering price of $    per share.

The Company intends to use the net proceeds (i) to repay all outstanding indebtedness (a) owed to Philip Friedman in the aggregate amount of approximately $2.5 million, which indebtedness is payable upon demand and bears interest at 10.0%, (b) under the Company's revolving credit facility ($2.2 million as of June 30, 1996), which indebtedness bears interest at the bank's prime rate (8.25% at June 30, 1996) and matures in May 1997, and (c) under the Company's term loan ($267,000 outstanding as of June 30, 1996), which indebtedness bears interest at 1.25% per annum above such prime rate and matures in June 1997, (ii) to distribute to its stockholders of record immediately prior to the Offering the cumulative amount of the Company's undistributed earnings for the entire period that it was an S corporation (approximately $3.3 million at June 30, 1996) and (iii) for general corporate purposes, including working capital, potential acquisitions, strategic business partnerships and future product enhancements. While the Company from time to time evaluates acquisition opportunities, it has not entered into any definitive agreement or understanding with respect to any particular acquisition.

The Company will not receive any proceeds from the sale of the Common Stock by the Selling Stockholders.

                                DIVIDEND POLICY

The Company has not paid any cash dividends on its common stock in the last two years ended December 31, 1995 or in the six month period ended June 30, 1996. The Company intends to retain its earnings for reinvestment in the Company and, therefore, does not anticipate paying any dividends on the Common Stock in the foreseeable future, other than the payment of the dividend to the Company's Principal Stockholders as described under "The Company." Subject to any restrictions in any future financing agreements, any future determination as to the payment of dividends will be at the discretion of the Company's Board of Directors and will depend on the Company's results of operations, financial condition, capital requirements and other factors deemed relevant by the Board of Directors.

                                 CAPITALIZATION

The following table sets forth the short-term debt, including current portion of capital lease obligations, and capitalization of the Company as of June 30,
1996 and as adjusted to give effect to the sale by the Company of     shares of
Common Stock offered hereby at an assumed initial public offering price of $ per share, the application of a portion of the estimated net proceeds therefrom to repay indebtedness and the distribution of approximately $3.3 million of undistributed S corporation earnings as described in "Use of Proceeds."

                                                                  -------------

                                                           AS OF JUNE 30, 1996
                                                          ---------------------
                                                          ACTUAL(1) AS ADJUSTED
                                                          --------- -----------
Dollars in thousands, except share data
Short-term debt, including current portion of capital
 lease obligations.......................................    $2,926      $  136
                                                          ========= ===========
Long-term debt, less current portion of capital lease
 obligations.............................................       438         438
                                                          --------- -----------
Subordinated debt-stockholder............................     2,146         --
                                                          --------- -----------
Stockholders' equity:
  Preferred Stock, $.001 par value, 1,000,000 shares
   authorized, no shares issued and outstanding..........       --          --
  Common Stock, $.001 par value,   shares authorized,
   shares issued and outstanding Actual and     shares
   issued and outstanding................................
   As Adjusted(2)........................................         1
  Additional paid-in capital.............................       228
  Retained earnings......................................     2,388
  Less       shares held in treasury at cost.............     (142)
                                                          --------- -----------
    Total stockholders' equity...........................     2,475
                                                          ========= ===========
    Total capitalization.................................    $5,059      $
                                                          ========= ===========

- -------
(1) After giving effect to the proposed stock split and subsequent exchange discussed under "The Company."
(2) Issued and outstanding shares do not include     shares of Common Stock re-
served for issuance under the Company's 1996 Long-Term Incentive Plan.

                                    DILUTION

At June 30, 1996, the net tangible adjusted book value of the Company was
approximately $    million, or $    per share of Common Stock. After giving
effect to the sale by the Company of          shares of Common Stock offered
hereby (assuming an initial public offering price of $    per share and after
deducting underwriting discounts and estimated Offering expenses), the pro forma net tangible adjusted book value of the Company at June 30, 1996 would
have been $    million, or $    per share of Common Stock. This represents an
immediate increase in net tangible book value of $    per share to existing
stockholders before the Offering, and an immediate dilution of $    per share
to the purchasers of such shares at the public offering price. The following table illustrates the dilution in net tangible book value per share to new investors:

Assumed initial public offering price per share of the
 Common Stock                                                      $
                                                                   ---------
  Net tangible book value per share at June 30, 1996    $
                                                        ---------
  Increase in net tangible book value per share after
   the Offering
                                                        ---------
Pro forma net tangible book value per share after the
 Offering
                                                                   ---------
Dilution per share to new investors                                $
                                                                   =========

The following table summarizes at June 30, 1996, after giving effect to the
sale by the Company of          shares of Common Stock offered hereby: (i) the
number of shares of Common Stock purchased by existing stockholders from the Company and the total consideration and average price per share paid to the Company for such shares, (ii) the number of shares of Common Stock purchased by new investors in the Offering from the Company and the total consideration and the price per share paid by them for such shares and (iii) the percentage of shares purchased from the Company by existing stockholders and the new investors and the percentages of the consideration paid to the Company for such shares by existing stockholders and new investors.

                             --------------------------------------------------

                         SHARES PURCHASED      TOTAL CONSIDERATION
                       ---------------------  ---------------------
                                                                     AVERAGE PRICE
                           NUMBER    PERCENT      AMOUNT    PERCENT      PER SHARE
                       ---------  ---------   ---------  ---------   -------------
Existing stockholders                      %  $                   %   $
New investors
                       ---------  ---------   ---------  ---------    ---------
  Total                                 100%  $                100%
                       =========  =========   =========  =========

                         SELECTED FINANCIAL INFORMATION

The following selected financial information of the Company as of and for the year ended December 31, 1995 and as of and for the six months ended June 30, 1996 are derived from the financial statements of the Company which were audited by Ernst & Young LLP, independent auditors. The report of such auditors with respect to such financial statements appear elsewhere in this Prospectus. The following selected financial information of the Company as of and for the years ended December 31, 1991, 1992, 1993 and 1994 are derived from the financial statements of the Company which were audited by BDO Seidman, LLP, independent auditors. The report of such auditors with respect to the financial statements as of December 31, 1994 and for each of the two years in the period ended December 31, 1994 appears elsewhere in this Prospectus. The selected financial information as of and for the six months ended June 30, 1995 is derived from unaudited financial statements which have been prepared on the same basis as the audited financial statements, and, in management's opinion, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information shown herein. Historical results are not necessarily indicative of future results. The following selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation," "Capitalization" and the Company's financial statements and notes thereto included elsewhere in this Prospectus.

                             --------------------------------------------------

                                                                        SIX MONTHS ENDED
                                     YEARS ENDED DECEMBER 31,               JUNE 30,
                              ---------------------------------------- -------------------
Dollars in thousands, except     1991    1992    1993    1994     1995        1995    1996
per share data                ------- ------- ------- -------  ------- ----------- -------
                                                                       (UNAUDITED)

STATEMENTS OF OPERATIONS DA-
 TA(1)
Revenues....................  $ 5,572 $12,189 $26,003 $24,710  $35,947   $15,494   $27,353
Direct costs................    3,328   8,863  20,982  16,870   25,977    10,572    20,886
                              ------- ------- ------- -------  -------  -------    -------
Income from direct opera-
 tions......................    2,244   3,326   5,021   7,840    9,970     4,922     6,467
Selling, general and admin-
 istrative expenses.........    1,489   1,973   2,916   4,725    6,690     3,007     4,504
Compensation amounts to S
 corporation stockholders...      592   1,232   1,950   3,041    1,502       201       380
Amortization of cost in ex-
 cess of fair value of as-
 sets purchased.............       --      --      --     213      320       160       160
                              ------- ------- ------- -------  -------  -------    -------
                                2,081   3,205   4,866   7,979    8,512     3,368     5,044
                              ------- ------- ------- -------  -------  -------    -------
Operating income (loss).....      163     121     155    (139)   1,458     1,554     1,423
Interest expense............       --      --      --      77      473       225       295
                              ------- ------- ------- -------  -------  -------    -------
Income (loss) before income
 taxes......................      163     121     155    (216)     985     1,329     1,128
Income taxes................       21      31      39      60       33        60        61
                              ------- ------- ------- -------  -------  -------    -------
Net income (loss)...........  $   142 $    90 $   116 $  (276) $   952   $ 1,269   $ 1,067
                              ======= ======= ======= =======  =======  =======    =======


PRO FORMA (UNAUDITED)
Historical income before income taxes........................  $   985             $ 1,128
Pro forma adjustment to eliminate annual
 compensation amounts to S corporation stockholders(2).......      742                  --
                                                               -------             -------
Pro forma income before income taxes.........................    1,727               1,128
Pro forma provision for income taxes(3)......................      704                 488
                                                               -------             -------
Pro forma net income.........................................  $ 1,023             $   640
                                                               =======             =======
                                                                                   $
Pro forma net income per share(4)............................  $
                                                               =======             =======

                             --------------------------------------------------

                                           DECEMBER 31,                     JUNE 30, 1996
                              --------------------------------------- -------------------------
                                 1991    1992    1993    1994    1995 HISTORICAL AS ADJUSTED(5)
                              ------- ------- ------- ------- ------- -------------------------

BALANCE SHEET DATA
Working capital.............  $   411 $   549 $   953 $ 1,296 $ 1,943  $ 2,793
Total assets................    1,577   3,092   6,454   7,727  11,653   13,182
Short-term debt, including
 current portion of capital
 lease obligations..........      465     608      --   2,272   4,088    2,926
Long-term debt, including
 capital lease obligations..      333     476     934   2,383   2,625    2,584
Stockholders' equity........      283     364     480     456   1,408    2,475

- -------
(1) For all periods shown, the Company was treated as an S corporation for income tax purposes. Therefore, the Company's historical statements of operations data do not include a provision for U.S. federal income taxes.
(2) Adjusted for all periods to eliminate the amount of stockholders compensation which was paid in excess of $760,000 in 1995 to reflect base salaries which the Company expects to pay after consummation of the Offering, which salaries, following the Offering, will be reflected in selling, general and administrative expenses.
(3) Adjusted for all periods to record a provision for income taxes as if the Company had been a C corporation. See "The Company."
(4) Computed by dividing pro forma net income by the weighted average number of shares of common stock of the Company outstanding during the periods.
(5) Adjusted to reflect the Offering and the use of a portion of the net proceeds therefrom to repay indebtedness and to pay a distribution to the Company's stockholders. See "Use of Proceeds."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the financial statements of the Company and related notes thereto and other financial information included elsewhere in this Prospectus.

OVERVIEW

The Company derives its revenues by providing IT services. The Company's information systems and services include the ACS Optima Software and IBM's AS/400 hardware, as well as a complete range of professional services and training. The Company's IT outsourcing support services consist of on-site and remote help desk and integrated call management services.

Information systems and services revenues were 93.0%, 78.0%, 64.0% and 53.0% of total revenue in 1993, 1994, 1995 and for the six months ended June 30, 1996, respectively. Information systems and services revenues as a percentage of total revenues decreased as a result of the growth in revenues from IT outsourcing support services. Nevertheless, the Company achieved 19.0% growth in information systems and services revenue dollars in 1995 principally as a result of an acquisition consummated in 1994 and new business. In May 1994, the Company purchased the business operations of ACS Software Products Group, which included the ACS Optima Software package. Previously, the Company had been a remarketer of ACS software and had received commission revenues from the sale of ACS software. The excess of the total acquisition cost over the fair value of net assets acquired of $959,000 is amortized on a straight-line basis over three years. In October 1994, the Company enhanced its ability to provide professional services to the financial community when it purchased the business operations of Real-Time Technology, Inc. ("Real-Time"), an information consulting company which provided professional services primarily to the financial community. Real-Time was then owned by Victor Friedman. For the years 1993, 1994 and 1995 and the six months ended June 30, 1996, substantially all of the Company's information systems and services revenues, other than revenues from sales of hardware and software, were generated on a time plus materials basis. Research and development costs associated with the ACS Optima Software are expensed as incurred and are included in direct costs.

In 1994, the Company undertook a focused effort to increase revenues from ACS Optima Software and services and IT outsourcing support services and decrease revenue from hardware sales, which generally have lower margins. As a result, total revenues decreased 5.0% in 1994 but income from direct operations increased 56.1%. For 1995, revenues excluding hardware revenues, increased 59.0% from 1994 and hardware revenues decreased 11.0%.

The Company's IT outsourcing support services have grown significantly since 1993. In 1993, IT outsourcing support services revenue represented only 7.0% of total revenues, compared to 47.0% for the six month period ended June 30, 1996. Revenues from the Company's IT outsourcing support business increased 141.0% in 1995. In October 1995, the Company was awarded a contract by IBM to provide its customers with call management support at IBM's Atlanta and Dallas facilities. Outsourcing support services revenues from remote help desk and call management services were $5.2 million, $11.0 million and $10.6 million for 1994, 1995 and for the six months ended June 30, 1996, respectively. The Company's on-site help desk support services, which were started in mid-1994, provided $1.9 million in revenues for 1995 and $2.2 million for the six months ended June 30, 1996. IT outsourcing support services revenues are generated on a time plus materials basis.

The Company, with the consent of its stockholders, has elected to be taxed as an S corporation pursuant to the Code and certain state tax laws. As such, the Company has not been subject to federal and certain state income taxes and the stockholders have included the Company's taxable income or loss in their individual income tax returns. Income taxes in 1993, 1994, 1995 and the six months ended June 30, 1996 primarily represent New York City corporate income taxes. The New York City income tax rate is 8.85%.


RESULTS OF OPERATIONS

Six Months Ended June 30, 1996 as compared to Six Months Ended June 30, 1995

Revenues. The Company's total revenues increased 76.5% to $27.4 million for the six months ended June 30, 1996 from $15.5 million for the six months ended June 30, 1995. Information systems and services revenues increased 26.1% to $14.5 million for the six months ended June 30, 1996 from $11.5 million for the six months ended June 30, 1995, primarily due to an increase in revenues from ACS Optima Software and related systems integration sales of

$5.2 million, from $5.3 million in the six months ended June 30, 1995 to $10.5 million in the six months ended June 30, 1996, partially offset by a decrease in revenues from professional services of $2.5 million, from $5.2 million in the six months ended June 30, 1995 to $2.7 million in the six months ended June 30, 1996. IT outsourcing support revenues increased 220.0% to $12.9 million for the six months ended June 30, 1996 from $4.0 million for the six months ended June 30, 1995, principally due to the start of the Company's call management business in October 1995. The balance of the increase in IT outsourcing support revenues resulted from growth in existing remote help desk services and the expansion of on-site help desk services.

Direct Costs. Direct costs, which are comprised primarily of direct salaries, direct benefits and related costs and resale purchases of third party hardware and software, increased 97.6% to $20.9 million (76.4% of revenues) for the six months ended June 30, 1996 from $10.6 million (68.2% of revenues) for the six months ended June 30, 1995. Direct costs increased as a percentage of revenues primarily due to (i) the significant increase in the number of employees associated with the Company's growth in IT outsourcing support revenues and
(ii) the resale purchase of third party hardware and software, which increased to $3.7 million for the six months ended June 30, 1996 from $700,000 for the six months ended June 30, 1995. Direct costs which are associated with sales of third party hardware and software are larger as a percentage of revenues than direct costs associated with professional services or IT outsourcing support services.


Selling, General and Administrative Expenses. Selling, general and administrative expenses ("SG&A") consist primarily of indirect salaries and facility costs for administrative, selling and executive personnel, as well as insurance costs, advertising, professional fees and other non-direct costs. SG&A expenses increased by 49.8% to $4.5 million (16.5% of revenues) for the six months ended June 30, 1996 from $3.0 million (19.4% of revenues) for the six months ended June 30, 1995. The overall increase in SG&A resulted from the Company supporting its growing infrastructure. Some of the larger increases were selling and administrative salaries ($800,000), facility costs ($400,000) and advertising ($150,000). SG&A decreased as a percentage of revenues because certain SG&A costs are fixed and for the six months ended June 30, 1996 were absorbed over a larger revenue base.

Compensation Amounts to S Corporation Stockholders. Compensation amounts to S corporation stockholders for the six months ended June 30, 1996 and 1995 represent base salaries paid to stockholders but do not include an accrual for year end bonuses. Compensation amounts to S corporation stockholders increased $179,000 to $380,000, (1.4% of revenues) for the six months ended June 30, 1996 from $201,000 (1.3% of revenues) for the six months ended June 30, 1995.

Amortization of Cost in Excess of Fair Value of Assets Purchased. Amortization of cost in excess of fair value of assets purchased was $160,000 for the six months ended June 30, 1995 and 1996.

Operating Income. Operating income decreased 8.4% to $1.4 million (5.2% of revenues) for the six months ended June 30, 1996 from $1.6 million (10.0% of revenues) for the six months ended June 30, 1995. This decrease in operating income resulted from the increase in direct costs as a percentage of revenues, partially offset by the increase in revenues and the decrease in SG&A as a percentage of revenues.

Interest Expense. Interest expense increased to $295,000 (1.1% of revenues) for the six months ended June 30, 1996 from $225,000 (1.5% of revenues) for the six months ended June 30, 1995. This increase was principally the result of increased working capital borrowings used to finance the Company's growth.

Net Income. For the reasons stated above, net income decreased 15.9% to $1.1 million (3.9% of revenues) for the six months ended June 30, 1996 from $1.3 million (8.2% of revenues) for the six months ended June 30, 1995.

Year Ended December 31, 1995 as compared to Year Ended December 31, 1994

Revenues. The Company's total revenues increased 45.5% to $35.9 million in 1995 from $24.7 million in 1994. Information systems and services revenues increased 19.1% to $23.1 million in 1995 from $19.4 million in 1994, principally because of revenues associated with the full year effects of the ACS acquisition which was consummated in

May of 1994. IT outsourcing support revenues increased 143.3% to $12.9 million in 1995 from $5.3 million in 1994, primarily due to increased revenues realized from existing and additional remote help desk services and the start up of call management and on-site help desk services.

Direct Costs. Direct costs increased 54.0% to $26.0 million (72.3% of revenues) for 1995 from $16.9 million (68.3% of revenues) for 1994. Direct costs increased as a percentage of revenues because of the addition of a number of technical personnel in connection with the increase in ACS Optima and IT outsourcing support services revenue, which technical personnel needed to be properly trained, thereby resulting in lower than normal billable production. In addition, the increase in IT outsourcing support services revenue, which generally realize lower margins, also contributed to the increase in direct costs as a percentage of revenues. Finally, during the early part of 1995, the Company completed certain professional services contracts related to AS/400 programming, which generally have higher margins.

Selling, General and Administrative Expenses. SG&A expenses increased by 41.6% to $6.7 million (18.6% of revenues) for 1995 from $4.7 million (19.1% of revenues) for 1994. The Company incurred an increase of approximately $1.1 million in selling and administrative salaries to support its operational growth and approximately $900,000 of additional SG&A expense related to the Company's move into larger facilities in New York and Atlanta, the expansion of its Los Angeles facility and the opening of its Dallas office. SG&A decreased as a percentage of revenues because certain SG&A costs are fixed and in 1995 were absorbed over a larger revenue base.

Compensation Amounts to S Corporation Stockholders. Compensation amounts to S corporation stockholders for annual periods represents annual salaries and year-end bonuses. Such compensation decreased approximately $1.5 million in 1995 to $1.5 million (4.2% of revenues) from $3.0 million (12.3% of revenues) in 1994. A portion of each year's compensation amounts to S corporation stockholders was subsequently loaned to the Company in the form of subordinated debt in the amounts of $1.2 million and $300,000 in 1994 and 1995, respectively.

Amortization of Costs in Excess of Fair Value of Assets Purchased. Amortization of costs in excess of fair value of assets purchased, which consists of cost in excess of fair value of assets purchased related to the acquisition of the ACS Software Products Group, increased 50.2% to $320,000 (0.9% of revenues) for 1995 from $213,000 (0.9% of revenues) for 1994. The 1995 balance reflects a full year of amortization.

Operating Income (Loss). Operating income increased to $1.5 million (4.1% of revenue) for 1995 from a loss of $139,000 for 1994. The improvement in operating income is a result of the increase in revenues discussed above, together with the decrease in compensation amounts to S corporation stockholder, partially offset by an increase in direct costs as a percentage of revenues.

Interest Expense. Interest expense increased from $77,000 (0.3% of revenues) in 1994 to $473,000 (1.3% of revenues) in 1995. This increase is a result of increased working capital borrowings used to finance the Company's growth, as well as interest expense associated with an increase in subordinated debt to stockholders.

Net Income (Loss). For the reasons stated above, net income increased $1.2 million to $952,000 (2.6% of revenues) for 1995 from a loss of $276,000 for 1994.

Year Ended December 31, 1994 as compared to Year Ended December 31, 1993

Revenues. The Company's total revenues decreased 5.0% to $24.7 million in 1994 from $26.0 million in 1993. Information systems and services revenues decreased 19.8% to $19.4 million in 1994 from $24.2 million in 1993 because hardware revenues decreased by $12.7 million while other IT services revenues increased by $7.9 million. In 1994, the Company made a focused effort to increase revenues from ACS Optima Software and related services and IT outsourcing support services and decrease revenue from hardware sales, which generally have lower margins. IT outsourcing support revenues increased 194.4% to $5.3 million for 1994 from $1.8 million for 1993 due to additional remote help desk contracts begun in 1994.

Direct Costs. Direct costs declined 19.6% to $16.9 million (68.3% of revenues) for 1994 from $21.0 million (80.7% of revenues) for 1993. Direct costs as a percentage of revenues decreased because of the decreases in revenues from hardware sales, which have larger direct costs as a percentage of revenues than direct costs associated with professional services or IT outsourcing support services.

Selling, General and Administrative Expenses. SG&A expenses increased by 62.0% to $4.7 million (19.1% of revenues) for 1994 from $2.9 million (11.2% of revenues) for 1993. This increase was attributable to the change in product mix discussed above and the development of an infrastructure to support increases in IT services revenue.

Compensation Amounts to S Corporation Stockholders. Compensation amounts to S corporation stockholders increased $1.0 million to $3.0 million (12.3% of revenues) for 1994 from $2.0 million (7.5% of revenues) for 1993. $1.2 million of the compensation amounts to S corporation stockholders in 1994 was subsequently loaned to the Company in the form of subordinated debt.

Amortization of Costs in Excess of Fair Value of Assets Purchased. Amortization of costs in excess of fair value of assets purchased began in May 1994 upon consummation of the acquisition of ACS Software Products Group and was $213,000.

Operating Income (Loss). Operating income decreased by $294,000 to a loss of $139,000 for 1994 from operating income of $155,000 (0.6% of revenues) for 1993, principally because of the increase in compensation amounts to S corporation stockholders and SG&A as percentages of revenues, together with the decrease in total revenues, partially offset by the decrease in direct costs as a percentage of revenues.

Interest Expense. In 1994 the Company incurred interest expense of $77,000 due to working capital borrowings used to finance the Company's growth. The Company incurred no interest expense in 1993.

Net Income (Loss). For the reasons stated above, net income decreased $392,000 to a net loss of $276,000 for 1994 from net income of $116,000 (0.4% of revenues) for 1993.

PRO FORMA STATEMENTS OF OPERATIONS DATA (UNAUDITED)

Since 1984, the Company has elected to be taxed as an S corporation pursuant to the Code and certain state tax laws. The pro forma statements of operations differ from the historical statements of operations as a result of (i) an adjustment to eliminate the amount of stockholders compensation which was paid in excess of $760,000 in 1995 and (ii) an adjustment to record a provision for income taxes based on pro forma income as if the Company had been a C corporation. In 1995, compensation amounts to S corporation stockholders consisted of annual salaries and discretionary year-end bonuses which were charged to expense. For the six months ended June 30, 1996, the Company has recorded compensation amounts to S corporation stockholders based on an aggregate annual base salary of $760,000. As a result, the historical statements of operations for 1995 and the six months ended June 30, 1996 are not directly comparable and such periods will not be comparable to future periods.

                                                           --------------------

                                                                     SIX MONTHS
                                                       YEAR ENDED         ENDED
                                                DECEMBER 31, 1995 JUNE 30, 1996
                                                ----------------- -------------
Dollars in thousands, except per share data
Pro Forma Statements of Operations Data:
Revenues.......................................       $35,947         $27,353
Direct costs...................................        25,977          20,886
                                                   ---------       ---------
Income from direct operations..................         9,970           6,467
Selling, general and administrative expenses...         6,690           4,504
Compensation amounts to S corporation stock-
 holders.......................................           760             380
Amortization of costs in excess of fair value
 of assets purchased...........................           320             160
                                                   ---------       ---------
                                                        7,770           5,044
Operating income...............................         2,200           1,423
Interest expense...............................           473             295
                                                   ---------       ---------
Income before income taxes.....................         1,727           1,128
Income taxes...................................           704             488
                                                   ---------       ---------
Pro forma net income...........................       $ 1,023         $   640
                                                   =========       =========
Pro forma net income per share.................        $               $
                                                   =========       =========

SELECTED QUARTERLY OPERATING RESULTS

The following table sets forth quarterly unaudited statements of operations information of the Company for each of the ten quarters ended June 30, 1996 and the percentage of the Company's revenues represented by each item. The unaudited quarterly information has been prepared on the same basis as the annual information presented elsewhere in this Prospectus and, in management's opinion, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented. The operating results for any quarter are not necessarily indicative of the results for any future period.

                          ------------------------------------------------------------------------------------------
                                                           QUARTERS ENDED
                                        1994                                1995                          1996
                          --------------------------------    -----------------------------------    ---------------
                          MAR. 31 JUNE 30 SEPT. 30 DEC. 31    MAR. 31  JUNE 30  SEPT. 30  DEC. 31    MAR. 31 JUNE 30
Dollars in thousands      ------- ------- -------- -------    -------  -------  --------  -------    ------- -------
STATEMENTS OF OPERATIONS DATA
Revenues................  $ 4,739 $ 7,267  $ 5,800 $ 6,904    $ 7,142  $ 8,352   $ 9,372  $11,081    $12,436 $14,917
Direct costs............    3,248   5,087    3,734   4,801      4,961    5,611     6,962    8,443      9,414  11,472
                          ------- -------  ------- -------    -------  -------   -------  -------    ------- -------
Income from direct
 operations.............    1,491   2,180    2,066   2,103      2,181    2,741     2,410    2,638      3,022   3,445
Selling, general and
 administrative
 expenses...............      873   1,212    1,219   1,421      1,421    1,587     1,766    1,916      1,988   2,516
Compensation amounts to
 S corporation
 stockholders...........       38     190       38   2,775(1)     100      100       100    1,202(1)     190     190
Amortization of cost in
 excess of fair value of
 assets purchased.......       --      53       80      80         80       80        80       80         80      80
                          ------- -------  ------- -------    -------  -------   -------  -------    ------- -------
                              911   1,455    1,337   4,276      1,601    1,767     1,946    3,198      2,258   2,786
                          ------- -------  ------- -------    -------  -------   -------  -------    ------- -------
Operating income (loss)       580     725      729  (2,173)       580      974       464     (560)       764     659
Interest expense........       --      15       15      47        118      107       122      126        147     148
                          ------- -------  ------- -------    -------  -------   -------  -------    ------- -------
Income (loss) before
 income taxes...........      580     710      714  (2,220)       462      867       342     (686)       617     511
Income taxes............       19      28       29     (16)        15       45        11      (38)        35      26
                          ------- -------  ------- -------    -------  -------   -------  -------    ------- -------
Net income (loss).......  $   561 $   682  $   685 $(2,204)   $   447  $   822   $   331  $  (648)   $   582 $   485
                          ======= =======  ======= =======    =======  =======   =======  =======    ======= =======
PRO FORMA
Historical income before income taxes....................     $   462  $   867   $   342  $  (686)   $   617 $   511
Pro forma adjustment to eliminate annual compensation
 amounts to S corporation stockholders (2)...............         (90)     (90)      (90)   1,012         --      --
                                                              -------  -------   -------  -------    ------- -------
Pro forma income before income taxes.....................         372      777       252      326        617     511
Pro forma provision for income taxes (3).................         152      317       103      132        267     221
                                                              -------  -------   -------  -------    ------- -------
Pro forma net income.....................................     $   220  $   460   $   149  $   194    $   350 $   290
                                                              =======  =======   =======  =======    ======= =======

- -------
(1)Compensation amounts to S corporation stockholders for the fourth quarter include discretionary annual bonuses which are expensed in the fourth quarter. Such amounts were approximately $2.7 million and $900,000 for the 1994 and 1995 periods, respectively.
(2)Adjusted to eliminate the amount of stockholders compensation which was paid in excess of $760,000 in 1995 to reflect base salaries which the Company expects to pay after consummation of the Offering, which salaries, following the Offering, will be reflected in selling, general and administrative expenses.
(3)Adjusted for all periods to record a provision for income taxes as if the Company had been a C corporation. See "The Company."

                        -------------------------------------------------------

                                                     AS A PERCENTAGE OF REVENUES
                                        1994                                 1995                        1996
                          -----------------------------------  -----------------------------------  ----------------
                          MAR. 31  JUNE 30  SEPT. 30  DEC. 31  MAR. 31  JUNE 30  SEPT. 30  DEC. 31  MAR. 31  JUNE 30
                          -------  -------  --------  -------  -------  -------  --------  -------  -------  -------
STATEMENTS OF OPERATIONS
 DATA
Revenues................      100%     100%      100%     100%     100%     100%      100%     100%     100%     100%
Direct costs............       69       70        64       69       70       67        74       76       76       77
                              ---      ---       ---     ----      ---      ---       ---      ---      ---      ---
Income from direct
 operations.............       31       30        36       31       30       33        26       24       24       23
Selling, general and
 administrative
 expenses...............       18       17        21       21       20       19        19       17       16       17
Compensation amounts to
 S corporation
 stockholders...........        1        2         1       40        1        1         1       11        1        1
Amortization of cost in
 excess of fair value of
 assets purchased.......       --        1         1        1        1        1         1        1        1        1
                              ---      ---       ---     ----      ---      ---       ---      ---      ---      ---
                               19       20        23       62       22       21        21       29       18       19
                              ---      ---       ---     ----      ---      ---       ---      ---      ---      ---
Operating income (loss).       12       10        13      (31)       8       12         5       (5)       6        4
Interest expense........       --        0         0        1        2        2         1        1        1        1
                              ---      ---       ---     ----      ---      ---       ---      ---      ---      ---
Income (loss) before
 income taxes...........       12       10        13      (32)       6       10         4       (6)       5        3
Income taxes............        0        0         1        0        0        0         0        0        0        0
                              ---      ---       ---     ----      ---      ---       ---      ---      ---      ---
Net income (loss).......       12%      10%       12%    (32%)       6%      10%        4%     (6%)       5%       3%
                              ===      ===       ===     ====      ===      ===       ===      ===      ===      ===
PRO FORMA
Historical income before income taxes....................            6%      10%        4%     (6)%       5%       3%
Pro forma adjustment to eliminate annual compensation
 amounts to
 S corporation stockholders..............................           (1)      (1)       (1)       9       --       --
                                                                   ---      ---       ---      ---      ---      ---
Pro forma income before income taxes.....................            5        9         3        3        5        3
Pro forma provision for income taxes.....................            2        4         1        1        2        1
                                                                   ---      ---       ---      ---      ---      ---
Pro forma net income.....................................            3%       5%        2%       2%       3%       2%
                                                                   ===      ===       ===      ===      ===      ===

The Company's quarterly operating results have varied and are expected to continue to vary in the future. These fluctuations may be caused by many factors, including, among others: the size and timing of ACS Optima Software and hardware sales; customer order deferrals in anticipation of new ACS Optima Software releases; variation of ACS Optima Software and hardware sales as a percentage of total revenues; timing of introduction or enhancement of products by the Company or its competitors; changes in the Company's operating expenses; personnel changes and general industry and economic conditions.

LIQUIDITY AND CAPITAL RESOURCES

The Company historically has relied primarily upon cash flows from operations, borrowings under its revolving credit facility and capital lease financings to finance its operations and acquisitions.

The Company's revolving credit facility consists of a revolving line of credit with Bank Leumi Trust Company of New York ("Bank Leumi") providing for outstanding borrowings of up to 80% of eligible accounts receivable with maximum borrowings of up to $7.0 million. The line of credit, which expires in May 1997, is collateralized by substantially all of the assets of the Company and bears interest at the bank's prime rate (currently 8.25%). At June 30, 1996, the Company had $2.2 million outstanding under the revolving credit facility. A portion of the net proceeds from the Offering will be used to repay amounts at such time outstanding under the revolving credit facility. See "Use of Proceeds."

The Company also had an outstanding balance of $267,000 at June 30, 1996 on an $800,000 three year term loan with Bank Leumi. The term loan is payable in equal monthly installments of approximately $22,000 and bears interest at 1.25% per annum above the bank's prime rate. Net proceeds from the term loan were used to fund the acquisition of ACS Software Products Group. The term loan contains financial covenants relating to minimum tangible net worth, working capital and a maximum debt-to-equity ratio. A portion of the net proceeds from the Offering will be used to repay amounts outstanding under the term loan. See "Use of Proceeds."

The Company had an outstanding balance of approximately $2.5 million at June 30, 1996, payable to Philip Friedman, the Company's President and Chief Executive Officer, pursuant to a demand note that bears interest at 10% per annum. A portion of the net proceeds from the Offering will be used to repay all amounts outstanding under this demand note. See "Use of Proceeds."

The Company believes that the net proceeds from the sale of Common Stock offered hereby, together with anticipated cash flow from operations and borrowings under the revolving credit facility, will be sufficient to finance the Company's current operations for the foreseeable future; however, as the Company's operations continue to expand, it may require additional funds. In addition, while the Company presently anticipates that capital expenditures for the foreseeable future will be consistent with those incurred on an historical basis, as the Company's operations continue to expand, there can be no assurance that this will be the case.

INFLATION

In the last three years, inflation has not had a significant impact on the Company.

RECENT ACCOUNTING PRONOUNCEMENTS

In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 is effective for fiscal years beginning after December 31, 1995 and prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options, restricted stock, employee stock purchase plans and stock appreciation rights. SFAS 123 requires compensation expense to be recorded (i) using the new fair value method or (ii) using existing accounting rules prescribed by Accounting Principles board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations with pro forma disclosure of what net income and earnings per share would have been had the Company adopted the new fair value method. The Company is presently evaluating the two alternatives.

                                    BUSINESS

The Company offers its clients a Composite Solution for their IT requirements. The Composite Solution is based on a modular approach which allows the Company to utilize its products and services to create customized solutions for its clients. Products and services provided by the Company range from the ACS Optima Software bundled with IBM AS/400 hardware and related support services, to professional services, technical training, full service on-site and remote help desk support and call management services. The marketing of many of the Company's products and services is enhanced through its strategic and other relationships with recognized leaders in the IT industry, including IBM and AT&T.

The Company is the leading supplier of integrated business information systems to the apparel industry. Its solution includes the ACS Optima Software, a comprehensive, integrated business information system specifically designed for the apparel industry. The Company provides the ACS Optima Software to many leading United States apparel manufacturers, including several divisions of Sara Lee, Polo Ralph Lauren, G-III Apparel and Marzotto.

The Company also provides a variety of professional services, delivered on a project basis or through staff augmentation, to address clients' systems requirements, ranging from strategy and design through development and implementation to maintenance and support. The Company provides these professional services to clients primarily in the financial, entertainment and communications industries, including Merrill Lynch, EMI Music and NYNEX. The Company maintains a national proprietary database consisting of technical profiles and resumes of approximately 25,000 professionals. The Company believes that this database, its existing technical staff and other software tools enable it to offer its clients the technical resources necessary to meet their IT requirements and address the challenges of creating "Year 2000" compliant systems. Through its technical training services, the Company provides approximately 350 comprehensive technical and end-user training classes to its clients' personnel in many leading-edge technologies, including Visual Basic, PowerBuilder, Visual C++ and Sybase.

The Company provides a complete range of IT outsourcing support services, including on-site and remote help desks and integrated call management centers staffed and managed by the Company's personnel. In providing these services, the Company uses sophisticated tools that enable it to serve as the transparent extension of its clients' technical support infrastructure. These services provide the Company's clients with immediate access to skilled technical personnel and a cost-effective solution to their IT outsourcing support needs. The Company's IT outsourcing support clients include IBM, AT&T and Paine Webber.

INDUSTRY BACKGROUND

Historically, enterprise-wide computing was conducted on proprietary host-based systems operating on mainframes and minicomputers typically supplied by a single vendor. These host-based systems offered centralized data processing and helped automate tasks such as manufacturing, distribution and financial reporting. In the 1980s, the ease-of-use and low cost of personal computers, combined with the increased availability of powerful application software, led to rapid growth in the number of computer users throughout organizations. Computing environments became increasingly varied and included personal computers and workstations from different vendors, as well as traditional minicomputers and mainframes. This transition to distributed computing environments, including client/server architectures, required businesses to seek methods of improving information processing across varying computer hardware and software configurations and to find cost effective ways to ensure that their employees have access to expert technical support.

Companies have found it increasingly difficult to service all of their IT needs through in-house personnel. This is due, in part, to rapid technological change that has resulted in information systems that are more complex and varied requiring specialized technical expertise. In addition, as part of the trend towards downsizing and improving return on investment in IT, many companies have decided to outsource portions of their IT services. Additionally, many management information systems ("MIS") departments lack the technical management and support, training capabilities and personnel needed to address the size and complexity of their own IT systems. As a result, in recent years, businesses have relied increasingly on IT service firms to develop, support and strengthen their MIS departments, to train their MIS employees and provide technical support services, including help desks.

The IT services industry has grown significantly, and it is estimated that industry revenue will reach $196.0 billion by the year 2000. The Company believes that a number of factors have caused and will continue to cause this demand to increase, including: corporate efforts to improve operating efficiencies by reducing costs; the acceleration of technological change; and the rapid growth of both software applications and end-users. These factors will require organizations to fully integrate their existing systems and migrate to enterprise-wide systems. In addition, the Company believes that this industry growth will further drive demand for technically trained personnel to develop and operate such systems.

Many businesses have started to outsource IT and support services and are turning over help desk, call management and other support services to third parties. The Company believes that demand for the services provided by IT firms is likely to increase due to the advantages outside consultants bring to their clients, including an ability to train and supply personnel with the skill sets required to utilize new and increasingly complex technology more economically than maintaining the equivalent level of expertise in-house.

A specific challenge facing IT users is making their current systems "Year 2000" compliant. As the year 2000 approaches, businesses and governments are beginning to recognize that their current computer systems are incapable of accepting the millenium change and that modification will be necessary when two-year date fields become "00" following the year 1999. Resolution of problems relating to the "Year 2000" may require an analysis and adjustment of millions of lines of affected software code. The systems, solutions and personnel required to assess these problems and implement the proper changes are expected to be a significant factor in driving the industry's high rate of growth through the year 2000. It is estimated that the global cost of assessing and correcting the "Year 2000" problem is in excess of $300 billion.

THE COMPOSITE SOLUTION

The Company offers its clients a Composite Solution for their IT requirements. The Composite Solution is based on a modular approach which allows the Company to utilize its products and services to create customized solutions for its clients. Products and services provided by the Company range from the ACS Optima Software bundled with IBM AS/400 hardware and related support services, to professional services, technical training, full service on-site and remote help desk support and call management services. The Company believes that its Composite Solution, which enables the Company to offer its clients a single source for an integrated IT solution, gives the Company a marketing advantage since it provides the Company with numerous entry points to service a client's IT requirements. The Company typically establishes its initial relationship with a client by providing one or a limited number of its products and services. As the relationship develops, the Company and the client often will identify additional IT requirements which the Company is able to address with other products and/or services from its portfolio.

STRATEGY

The Company's objective is to continue its growth and to become a leading provider of a wide variety of information systems and services and IT outsourcing support services. The Company's principal strategies for achieving this objective are as follows:

Strengthen its Position as the Provider of the Composite Solution

The Company believes that its Composite Solution provides it with a go-to-market approach that differentiates it from its competitors. The Company's highly trained technical staff assess a client's IT requirements and recommend a customized Composite Solution of one or more of the products and services offered by the Company. The Company intends to leverage initial client relationships by providing additional services through cross-selling its portfolio of solutions and expand its products and services to meet the changing needs of its clients.

Expand its Presence in the Apparel Industry

The Company intends to further penetrate the apparel industry by leveraging its name recognition, substantial industry expertise and extensive client base. Dunn & Bradstreet estimates that there are approximately 50,000 apparel manufacturers and importers in the United States, of which the Company believes approximately 10,000 are potential clients for the ACS Optima Software and related services. The Company intends to maintain ACS Optima's position as the leading business system for the apparel industry by (i) continuing to upgrade and improve the system's features in response to the changing requirements of its apparel clients and (ii) improving and enhancing systems consulting, integration and outsourcing support services.

Further Penetrate AS/400 Market

The Company believes that the AS/400 market has traditionally been under serviced by other IT companies. It is estimated that more than 350,000 AS/400s have been sold to date, making it the most widely used IBM midrange system. The Company has developed substantial expertise servicing and developing applications for the AS/400 platform, primarily as a result of its long-term relationship with IBM, as well as through its development of the ACS Optima Software. The Company intends to continue to market its IT services primarily to Fortune 2000 companies, especially to users of the AS/400 platform. Management believes that the Company's experience with the AS/400 enhances its ability to develop new relationships with potential clients whose systems run on AS/400s or other midrange platforms.

Become A Leading Provider of "Year 2000" Solutions

The Company believes that over the next five years it will have major opportunities to provide the solutions to rectify the problems created by the millennium change. The Company is licensed to use and market two specialized software tools designed to address the challenges facing MIS professionals in creating "Year 2000" compliant systems. The Company believes that its national, proprietary database, consisting of technical profiles and resumes of approximately 25,000 professionals and a personnel search engine, "Skills Finders Plus," enable it to access the technical resources necessary to implement "Year 2000" solutions.

Leverage Strategic Alliances and Other Business Relationships

The Company has formed several strategic alliances and other relationships with recognized leaders in the IT industry.

  IBM. The Company intends to leverage its successful historical relationship with IBM to expand the products and services it currently provides to IBM and other clients. The Company believes it can use its designation as an IBM National Solution Provider to further enhance its position in the apparel industry. Additionally, the Company believes that its designation as an IBM Industry Remarketer for the AS/400 and RS/6000 enhances its ability to provide a Composite Solution to its clients.

  AT&T. The Company currently acts as a preferred vendor of help desk services to AT&T clients and intends to introduce to these clients and others the additional services that comprise the Company's Composite Solution. In addition, it is the Company's strategy to establish preferred vendor relationships with AT&T's spin-offs, Lucent Technologies, Inc. and NCR Corp.

  Others. The Company intends to use its business relationships with Borland International, Inc. ("Borland"), Lotus Development Corp. ("Lotus"), Microsoft Corporation ("Microsoft") and Oracle Corp. ("Oracle") to further develop core competencies in their computer products and to use them when creating a customized Composite Solution for its clients. In addition, the Company intends to continue to work with Siemens Rolm Communications Inc. ("Siemens Rolm Communications"), a call center switch technology provider, ProAmerica Systems Inc. ("ProAmerica Systems"), a developer of call center software, and Haldeman-Powell Partners, an architectural firm, to provide potential clients with one-stop shopping for all services needed to set up and operate a call center.

Leverage Existing Call Management Infrastructure
In 1995, the Company opened a state-of-the-art call management/help desk facility at the Dallas Infomart which will allow it to provide an end-to-end solution to its clients' call management needs. The Company believes that its ability to leverage its call management infrastructure across multiple clients will significantly reduce the cost of processing a call and further enhance the Company's competitiveness.

Expand Geographically
The Company intends to grow both domestically and internationally. Over the past two years, the Company has made a substantial investment in developing its sales and marketing infrastructure and has opened new offices in Chicago, Los Angeles, Atlanta and Dallas. The Company plans to expand its presence in these major markets to enable it to provide elements of the Composite Solution to a larger client base. The Company intends to grow internationally by (i) expanding its relationships with U.S. based clients to provide products and services to their international divisions, particularly in Asia and Europe,
(ii) establishing direct relationships with companies overseas, particularly through the marketing of the ACS Optima Software to apparel companies, and
(iii) working with certain of its strategic alliance partners outside the United States to cross-sell or bundle their services.

INFORMATION SYSTEMS AND SERVICES

As part of its information systems and services business, the Company provides integrated solutions to the apparel, financial, entertainment and communications industries. As part of its solution to the apparel industry, the Company markets the ACS Optima Software, which is installed in hundreds of United States apparel companies as well as apparel companies in Mexico and Canada. Additionally, the Company offers a wide range of public and private technical and end user training services.

ACS Optima Products and Services
In order to better respond to changes in fashion trends and to remain profitable in an increasingly competitive industry, apparel manufacturers are under increasing pressure to shorten delivery time cycles and increase efficiency in all areas of their business. The ACS Optima Software package is a comprehensive, integrated business information system, specifically designed for the apparel industry. With a graphical-user-interface ("GUI") that provides "point-and-click" ease of use and an Executive Information System ("EIS") designed for senior management, ACS Optima Software allows apparel manufacturers and importers to manage all phases of the production process, from planning and design to manufacturing, inventory control, distribution and financial reporting. The ACS Optima Software emphasizes "Quick Response" and is specifically designed to shorten delivery cycles. The Company believes the ACS Optima Software provides apparel clients with a complete solution that enhances their competitive position in the marketplace.

Described below are selected modules of the ACS Optima Core System and additional modules to the ACS Optima Core System.

 ACS OPTIMA CORE SYSTEM                        DESCRIPTION
 ---------------------- ---------------------------------------------------------
 ORDER MANAGEMENT AND   A complete order fulfillment function that summarizes
  DISTRIBUTION          essential statistics and helps the apparel industry
                        executive pinpoint areas that need attention. It provides
                        instant access to reports that contain an overview of
                        current gross profit, order patterns, receivable
                        allowances and inventory, shipment and manufacturing
                        data.
 IMPORT                 A function which facilitates the purchasing and tracking
  MANAGEMENT/PRODUCTION of imported goods. Working with estimated costs, the system creates a purchase order and letter of credit
                        documentation. It also tracks goods through the
                        purchasing and production process and identifies possible
                        delays. Once merchandise is shipped, Import Management
                        tracks and provides the delivery status and anticipated
                        arrival date of the merchandise.
 RAW MATERIAL/MODULE    A function which helps estimate the material and other
                        requirements for production and initiates a procedure to
                        ensure that such products are available.
 BILL OF MATERIAL       A function which establishes requirements and then
  ("BOM")/FABRIC        compares standard costs to actual. When goods are
  ACTUAL MODULE         produced in multiple locations, the BOM will identify the
                        most cost effective assembly method.
 MATERIAL REQUIREMENTS  A function which determines the earliest date on which
  PLANNING              production can begin based on a raw materials evaluation.
   ADDITIONAL MODULES
 TO THE ACS OPTIMA CORE
         SYSTEM                                DESCRIPTION
 ---------------------- ---------------------------------------------------------
 FACTS A/P AND G/L      An accounts payable and general ledger package that is
                        integrated into the ACS Optima Software.
 EXECUTIVE INFORMATION  An advanced client/server tool that summarizes and
  SYSTEM                displays computer-based information in a concise,
                        meaningful format, statistically or graphically, for the
                        apparel industry executive, specifically in the key
                        business areas of sales, manufacturing, finance and
                        management.
 EDI/400*               Communication tool which allows manufacturers to receive
                        and send information directly to their customers.
 PKMS*                  A distribution center management system that gives the
                        apparel industry executive complete control over all
                        warehouse operations, including receiving, stock
                        locating, picking, verifying, packing, manifesting and
                        shipping.
 IMAGE INFO*            A function which takes digital pictures of merchandise
                        and creates and produces custom catalogs, style libraries
                        and inventory reports with full color imaging.
 QUICK IMAGE*           A function which displays pictures of a garment at the
                        touch of a command key. Pictures are scanned, digitized,
                        indexed and displayed along with other ACS Optima
                        screens.
 SALES AUTOMATION*      A lap-top based order system that is used by field
                        representatives to place orders and determine inventory
                        availability. Orders are accurately written, sized,
                        printed for the customer and transmitted to the apparel
                        company in minutes.

 -------
 * Licensed to the Company.

As part of a turn-key system provided by the Company, the initial contract typically includes a combination of hardware, software, systems integration and maintenance. Upon expiration of the initial contract, most clients purchase an extended maintenance contract which includes yearly product upgrades and access to the Company's ACS Optima help desk. Extended maintenance contracts provide the Company with a steady source of recurring annual revenue.

The Company has established the "Users Advisory Board," which is comprised of the Company's 25 largest clients utilizing the ACS Optima Software. At meetings held twice a year, the Users Advisory Board provides the Company with valuable input and direction relative to future product enhancement and development. These meetings, which are led by the Company's clients, allow the Company to anticipate and develop solutions for its clients prior to actual need.

Professional Services
Recognizing the changing IT requirements of its clients, the Company provides a wide range of professional services to a diverse client base focusing on companies in the financial, entertainment and communications industries, including Merrill Lynch, EMI Music and NYNEX. The Company's professional services are delivered on a project basis or, more often, through staff augmentation.

The Company's professional services staff provides services to support the full life cycle of computer systems, from strategy and design to development and implementation and finally to maintenance and support, across a wide range of platforms, including mainframe, midrange (AS/400), client/server and personal computers. In addition, the Company's professional services group provides contract programming, consulting and other computer-related professional services primarily to large corporate clients. The Company's technical staff performs a wide variety of tasks to identify, analyze and solve a client's data processing and computing problems. Generally, these services are provided on-site to clients with personnel who do not have the requisite technical skills or to clients with specific projects requiring additional staffing that do not justify permanent personnel increases. The scope of the work performed by the Company ranges from specific, minor tasks of short duration to large, complex tasks that require a large number of consultants. Furthermore, the Company has extensive experience in providing network solutions to its existing client base by providing hardware, software and systems integration services. The Company has developed expertise in document imaging and voice recognition technology and employs certified Lotus, Microsoft and Novell engineers. The Company's business relationships with Borland, Lotus, Microsoft and Oracle enhance the marketability of the Composite Solution and strengthen the skills of its technical staff.

In order to become a leading provider of "Year 2000" solutions, the Company has created a "Year 2000" Competency Center to proactively address the issues that its clients face in resolving these problems. The Competency Center is comprised of a select group of the Company's technical professionals who specialize in developing "Year 2000" solutions for organizations and assist clients in making their current systems "Year 2000" compliant. The Company has obtained the rights to two software tools that assist the Company's professionals in creating "Year 2000" compliant systems for clients. The Company has the exclusive right to market, sell and service a platform independent diagnostic tool that identifies areas of a client's system that require change in order to address the "Year 2000" issues. In addition, the Company has an agreement to market and utilize an AS/400-specific product that goes beyond diagnosis and is able to partially correct affected software. See "Risk Factors--Growth Through Internal Expansion and Acquisitions."

Management believes that one of the most critical challenges facing organizations attempting to make their current systems "Year 2000" compliant is the hiring and retaining of technical personnel who are able to rewrite the enormous amounts of computer code in various computer languages. Through its extensive recruitment efforts of technical personnel, management believes it is well positioned to supply clients with large numbers of trained personnel to address their individual "Year 2000" challenges, either on a project or staff augmentation basis. The Company employs a number of tools to meet its clients' staffing needs, including dedicated recruiting personnel, a national proprietary database consisting of technical profiles and resumes of approximately 25,000 technology professionals, dedicated resources to conduct Internet research for qualified personnel and in addition, the Company's world wide web site which includes the "CGS Career Center" which lists and continually updates available positions with the Company and receives thousands of "hits" per month.

In addition, the Company maintains a personnel search engine, "Skills Finder Plus," which includes search capabilities to match potential candidates with specific project and Company requirements.

Training
The Company provides, through more than 350 course offerings, comprehensive technical and end user training to its clients' personnel, including programmers, system administrators, operations personnel and management. In 1995, the Company's 30 full-time and 240 adjunct instructors provided over 600 computer technology-related classes. The Company emphasizes courses covering advanced technical skills focused on a broad range of software applications and IT and help desk management skills rather than basic introductory skills. Among others, the Company offers courses in Visual Basic, PowerBuilder, Visual C++ and Sybase. The Company is a certified training provider for Borland's Delphi and Lotus Notes.

Management believes that its clients are attracted by the Company's broad range of course offerings and high quality training professionals as well as its ability to maintain and develop customized courses in leading-edge technologies. The Company believes that because of rapid technological change which has resulted in information systems that are more complex, companies are increasingly relying on third-party providers of IT training.

By offering computer technology-related classes, the Company gains access to MIS professionals and is able to introduce other components of the Composite Solution to such professionals.

Although client courses are generally provided on-site at a client's facilities using the client's hardware and software, the Company also makes available to clients its New York City training facility. In order to accommodate clients who may be interested in training only a few of their employees, the Company also offers public classes which are prescheduled at selected times at the New York City training facility. These classes are also available to the general public. In addition, computer users can browse the Internet for course offerings and make reservations for classes.

IT OUTSOURCING SUPPORT SERVICES

To capitalize on the trend towards outsourcing IT services, the Company provides on-site and remote help desk services. In addition, the Company provides services that facilitate the entire call management process, including generic call receiving, inbound and outbound telemarketing, data collection and call overflow services. In providing these services, the Company uses sophisticated tools that enable it to act as the transparent extension of its clients' technical support infrastructures.

Help Desk
The Company provides on-site and remote help desk services, primarily through IBM and AT&T, to major companies that have outsourced technical support for their internal IT systems. The Company's certified technical specialists provide shrink-wrapped software product support for over 300 products, as well as process engineering which includes systems design and operating system, LAN/WAN and custom software application support.

The Company has established a strategic alliance with AT&T to be a preferred provider of help desk support functions to its clients. The Company also provides help desk services to IBM through facilities located in Tampa, Chicago, Atlanta and Rochester, MN. The Company provides technical and product remote support services directly to IBM employees and to IBM customers 24 hours a day, seven days a week. As part of the ACS Optima solution, the Company also provides help desk support to approximately 90 ACS Optima clients from the Company's Atlanta facility. The Company intends to establish additional vendor relationships, such as those with AT&T and IBM, to enable it to continue the expansion of its client base.

The help desk facilities operated by the Company employ current technology in PBX switches, call tracking software, telephone-computer integration, interactive voice response and relational database management systems that are integrated into centrally managed LAN/WANs. The Company utilizes sophisticated call tracking software and systems to provide efficient scheduling of personnel to accommodate fluctuations in call volume.

The Company's help desk systems capture and download to permanent databases a variety of information concerning each call for reporting on a daily basis to clients, including number and duration of calls (which are important for billing purposes), response time and results of the call. Summary data and complete databases are made available to the client to enable it to monitor the level of service provided by the Company, as well as to determine whether end-users of its products are encountering recurring problems that require modification.

Help desk services are billed primarily on a time and material basis.

Call Management
In October 1995, the Company began providing call management services in order to capitalize on this significant market opportunity and simultaneously provide additional services to its client base as part of its Composite Solution. The Company provides call management services directly to its clients and through a strategic partner.

The Company operates advanced call management facilities providing fully integrated call management services to IBM's customers and IBM from facilities in Dallas and Atlanta. The Company's call management staff provides first level call management support by screening incoming calls, resolving common and less technical queries and routing all other calls to the appropriate destination, which in some instances may be one of the Company's remote help desks.

Teleservices Resources ("TSR"), a division of AMR Corp., and the Company have partnered to provide and operate an extensive call management system for Ryder Truck Rental, Inc. ("Ryder"). TSR is responsible for providing basic call management services to Ryder customers, while the Company, from its facilities in the Dallas Infomart, provides the technical support necessary for over 5,000 Ryder dealerships to be fully integrated into Ryder's call management and reservation system. These services include hardware and software installation and technical support, which allow TSR to efficiently operate the call management system and to enhance the services provided to the Ryder dealerships.

In addition, the Company has recently entered into an alliance with telephone switchmaker Siemens Rolm Communications, a call-center switch technology provider, ProAmerica Systems and the Dallas architectural firm of Haldeman-Powell Partners, which specializes in the design of call-center space. This alliance will allow the Company to provide its clients, as well as its partners' clients, one-stop shopping for all the services needed to set up and operate a call center. In 1996, the Company established a state-of-the-art call management facility at the Dallas Infomart which has the technology to support over 200 call technicians and process over 4.0 million calls per year for multiple clients.

SALES AND MARKETING

The Company markets its information systems and services and IT outsourcing support services through the efforts of 30 sales and marketing representatives operating out of its New York, Los Angeles, Dallas, Atlanta and Chicago offices. Sales and marketing representatives are highly experienced in specific areas and are knowledgeable in other areas in which the Company offers its information systems and services and IT outsourcing support services. Sales and marketing efforts utilize an overall team-oriented approach with routine interaction between representatives to effectively market all of the Company's products and services. As part of their compensation, sales and marketing representatives are paid commissions on sales in their area of expertise and additional amounts for introductions that lead to sales of other products and services that comprise the Composite Solution. Management believes that being able to offer multiple services provides the Company with a marketing advantage since it gives the Company numerous entry points to service a customer's information systems and services and IT outsourcing support needs.

The Company's sales force utilizes a variety of business development and marketing techniques, including field sales, referrals, telemarketing, the Company's on-line newsletter, presentations, exhibitions, trade shows and meetings with potential clients to market the Composite Solution. The Company's sales and marketing representatives emphasize the Company's ability to offer clients a comprehensive and cost-effective solution to their IT needs.

The Company markets the ACS Optima Software to leading apparel manufacturers as a comprehensive, integrated business information system specifically designed for the apparel industry. The Company strategically markets the ACS Optima Software to apparel companies with revenues of $20 million and higher, and the Company uses sales of this product as an entree to provide ongoing support services as well as AS/400 sales and services. The Company markets professional services to a diverse client base, focusing on companies in the financial, entertainment and communications industries with a primary focus in New York and Los Angeles, where a large portion of such industries are located. The Company's marketing efforts for professional services target both the decision makers who are ultimately responsible for appropriating funds for a project and the systems staffs that will be responsible for the project after implementation. The Company's sales and marketing representatives promote the Company's relationships with, among others, IBM, AT&T, Borland, Lotus, Microsoft, Oracle and Siemens Rolm Communications and ProAmerica Systems, and representatives of such companies sometimes join the Company's sales representatives in making joint sales calls. In addition, the Company attempts to use its training services to provide it with insight as to potential clients who are likely to be in need of other IT products or services offered by the Company.

RECRUITMENT; HUMAN RESOURCES

The Company's future success will depend, in part, on its ability to hire and retain adequately trained project managers, resource managers, systems analysts, business analysts, programming staff and other technical experts who can fulfill the increasingly sophisticated needs of its clients. The Company's on-going need for technical expert resources arise from (i) increased demand for the Company's services, (ii) turnover, which is generally high in the industry, and (iii) client requests for programmers trained in the newest software technologies. The recruitment of skilled project managers and other technical experts is a critical element in the Company's success. The Company devotes significant resources to meeting its personnel requirements. The Company employs recruiters based in its New York, Chicago, Atlanta, Tampa and Los Angeles offices. The Company also maintains a national proprietary database consisting of technical profiles and resumes of approximately 25,000 technology professionals and uses a personnel search engine, "Skills Finder Plus." This database includes search capabilities which match potential candidates with specific project and Company requirements. In addition, the Company has dedicated resources to conduct Internet research for qualified personnel. The Company's world wide web site includes the "CGS Career Center," which lists and continually updates available positions with the Company.

At June 30, 1996, the Company had over 900 full time employees, comprised of project and resource managers, systems analysts, business analysts, programming staff and other technical professionals and 30 sales and marketing personnel. The Company's professional personnel have a variety of educational backgrounds, including degrees in computer science, business administration, education and engineering.

The Company's personnel keep abreast of technological advances and developments through a combination of on the job exposure to relevant technology, selected training programs, peer review and discussions and supervision by senior personnel. The Company also keeps abreast of developments by hiring professionals with expertise in technologies that are needed or can be utilized by the Company and its clients.

None of the Company's employees is subject to a collective bargaining agreement. The Company believes that its relations with its employees are good.

COMPETITION

The industry in which the Company operates is extremely competitive, highly fragmented and subject to rapid changes. While many companies provide information systems and services and IT outsourcing support services, management believes that no one company is dominant. There are numerous and varied providers of such services, including firms specializing in call center operations, temporary staffing and personnel placement companies, general management consulting firms, divisions of large hardware and software companies and niche providers of IT services, many of which compete in only certain markets. Although the Company believes that the Company's strategic alliances and other relationships provide it with a competitive advantage, the Company competes with and faces potential competition from a number of companies that have significantly greater financial, technical and marketing resources, greater name recognition and a more established client base than the Company. In addition, many of the services offered by the Company historically have been provided, and could in the future be provided, by the in-house personnel of its clients. The Company believes that its ability to compete depends, in part, on a number of factors, including the ability of the Company to hire, retain and motivate a significant number of highly skilled employees, the development by others of products and services that are competitive with the Company's products and services. The Company competes with larger organizations and smaller competitors for highly skilled professionals to fill full-time and project specific positions.

Management believes that price is not the primary factor in a client's determination to purchase the ACS Optima Software and related services but that product functionality and methodology for implementation are the principle competitive considerations. The Company believes that the principal competitive factors in its professional services business include the nature of the services offered, quality of service, responsiveness to customer needs, business experience and technical expertise.

With respect to its IT outsourcing support services, the Company competes primarily on the basis of quality of service and price, and the Company could be adversely affected by the price at which others offer comparable IT outsourcing support services. Many of the Company's larger clients purchase IT outsourcing support services primarily from a limited number of preferred vendors. The Company has experienced and continues to anticipate significant pricing pressure from these clients in order to remain competitive.

Although the Company believes that it can meet its clients' demands for information systems and services and IT outsourcing support services, there can be no assurance that the Company will continue to compete successfully with its existing competitors or will be able to compete successfully with any new competitors.

INTELLECTUAL PROPERTY RIGHTS

The Company's success is dependent, in part, upon its proprietary intellectual property rights. The Company relies on contractual arrangements, such as trade secret and non disclosure agreements, and copyright and trademark law to protect its proprietary intellectual property rights. While the Company holds registered copyrights with respect to certain modules of the ACS Optima Software, generally enters into confidentiality agreements with its employees, consultants, clients and potential clients and limits access to and distribution of its confidential and proprietary data, there can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of its proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

The Company's business includes the development of custom software applications in connection with specific engagements. Ownership of such software is generally assigned to the client. Although the Company believes that its products and services do not infringe on the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the Company in the future.

FACILITIES

The Company's headquarters and principal administrative, sales and marketing operations are located in approximately 21,000 square feet of leased space in New York City under leases expiring in 2005. The Company occupies an aggregate of approximately 15,000 square feet of additional space in Los Angeles, Chicago, Dallas and Atlanta under leases expiring at various times throughout the next three years. In addition, pursuant to contracts with its clients, the Company occupies additional space which is owned or leased by its clients in Tampa, Rochester, MN, Chicago, Dallas and Atlanta.

The Company leases three IBM midrange computers from IBM Credit Corp. These leases are considered operating leases and, therefore, are not capitalized on the Company's balance sheet. The remainder of the Company's computers and peripheral equipment are owned or leased and treated as owned for accounting purposes because the Company may acquire ownership at the end of the lease agreement upon exercise of a purchase option for a nominal amount.

The Company believes that its facilities and equipment are adequate for its current needs.

LEGAL PROCEEDINGS

The Company is not currently a party to any legal proceedings that are expected, individually or in the aggregate, to have a material adverse effect on the Company's financial condition or results of operations.

                                   MANAGEMENT

Directors and Executive Officers

The following sets forth the names and ages, as of July 30, 1996, of the Company's directors and executive officers and the positions they hold. Within 90 days following consummation of the Offering, the Company will appoint two independent directors to the Board of Directors who are not employees of the Company.

- --------------------------------------------------------------------------------

NAME           AGE POSITION AND OFFICE WITH THE COMPANY
- ----------------------------------------------------------------------------------
Philip Fried-   47 President, Chief Executive Officer and Director
 man
Victor Fried-   41 Executive Vice President and Director
 man
Fred B.         39 Vice President Finance & Administration, Secretary and Director
 Schlossberg
Edward          47 Senior Vice President
 Schroeder(1)
Jay Hakami      38 Vice President, Products and Services
Robert B.       60 Vice President, Remote Support Services
 Stratton
Rhoda Cahan     53 Vice President, Training

- -------
(1) Mr. Schroeder has agreed to serve as a director of the Company upon completion of the Offering.

PHILIP FRIEDMAN has been President, Chief Executive Officer and a director of the Company since April 1984. In 1995, Mr. Friedman was named New York City Entrepreneur of the Year by Ernst & Young LLP, Inc. magazine and Merrill Lynch. He holds a Bachelor of Science degree in Finance and Economics from the State University of Uzgorod and a Master's degree in Electronic Engineering from Lvov Polytechnical Institute, both in the Ukraine.

VICTOR FRIEDMAN has been Executive Vice President and a director of the Company since October 1994. From 1981 until October 1994, Mr. Friedman was the President/CEO of Real-Time Technology, Inc., a company which he founded and which specialized in providing professional services to the financial community. He holds degrees in Liberal Arts and Education from the State University of Uzgorod in the Ukraine.

FRED B. SCHLOSSBERG has been Vice President Finance & Administration, Secretary and a director of the Company since April 1992. From June 1978 to April 1992, he was employed by BDO Seidman, LLP where his last position was Senior Audit Manager. Mr. Schlossberg is a Certified Public Accountant in New York State. He holds a Bachelor of Business Administration in accounting from Bernard Baruch College where he graduated magna cum laude.

EDWARD SCHROEDER has been Senior Vice President of the Company since June 1996. From 1970 to June 1996, Mr. Schroeder was employed by IBM, where his last position was Vice President, Direct Marketing. He holds a Bachelor of Science degree in Economics from Rutgers University.

JAY HAKAMI has been Vice President, Products and Services since 1991. Mr. Hakami began his career with the Company in 1989 as a Manager of Sales of Products and Services. He holds a Bachelor of Arts degree in Business Administration from the New York Institute of Technology.

ROBERT B. STRATTON has been Vice President, Remote Support Services since 1995. Mr. Stratton has been employed by the Company since 1991 and from 1992 until 1995 was a General Manager of Remote Support Services. He holds an Associates Degree in Liberal Arts from Pace University.

RHODA CAHAN has been Vice President, Training since 1995. Ms. Cahan began her career with the Company in 1991 as a Director of Training. She holds a Bachelor of Arts degree in Mathematics from Brown University, a Master of Science degree in Operations Research and Statistics from The Wharton School, University of Pennsylvania and a APC degree in Computer Applications and Information Systems from New York University.

In connection with consummation of the Offering, the Board of Directors will be divided into three classes. The term of the Class I directors, to be comprised
initially of    , expires in 1997, the term of the Class II directors, to be
comprised initially of    , expires in 1998, and the term of the Class III
directors, to be comprised initially of    , expires in 1999. Directors hold
office until the annual meeting of the stockholders of the Company in the year in which the term of their class expires and until their successors have been duly elected and qualified. At each meeting of stockholders of the Company, the successors to the class of directors whose term expires will be elected for a three-year term. The next annual meeting of the stockholders of the Company is
expected to be held in     1997.

Philip Friedman and Victor Friedman are brothers.

COMMITTEES OF THE BOARD OF DIRECTORS

Audit Committee. Upon consummation of the Offering, the Board of Directors will create an Audit Committee that, among other things, will make recommendations concerning the engagement of independent auditors, review the results and scope of the annual audit and other services provided by the Company's independent auditors and will review the adequacy of the Company's internal accounting controls. The Audit Committee will consist of the two independent directors to
be appointed after consummation of the Offering and    .

Compensation Committee. Upon consummation of the Offering, the Board of Directors will create a Compensation Committee that, among other things, will make recommendations to the full Board of Directors concerning salary and bonus compensation and benefits for executive officers of the Company and will administer the Company's 1996 Long-Term Incentive Plan. The Compensation Committee will consist of one of the independent directors to be appointed
after consummation of the Offering and    .

COMPENSATION OF THE BOARD OF DIRECTORS

Directors who are employees of the Company will receive no additional compensation for their services as members of the Board of Directors or as members of Board committees. Directors who are not employees of the Company
will be paid a quarterly fee of $   , as well as additional fees of $    for
each meeting of the Board or of a Board committee attended by such Director. The Company's directors will be reimbursed for their out-of-pocket expenses incurred in connection with their service as directors, including travel expenses.

COMPENSATION OF EXECUTIVE OFFICERS

The following table sets forth compensation paid by the Company during the last three years to the Company's Chief Executive Officer and to the four most highly compensated executive officers (collectively, the "Named Executive Officers"). The Company did not grant any stock options or stock awards to any of the Named Executive Officers during such years and the dollar value of perquisite and other personal benefits, if any, received by each of the Named Executive Officers in each year was less than established reporting thresholds.

SUMMARY COMPENSATION TABLE

                                             ----------------------------------

                                                                   OTHER ANNUAL
                                 YEAR SALARY ($)  BONUS ($) COMPENSATION ($)(1)
NAME AND PRINCIPAL POSITION      ---- ----------  --------- -------------------
Philip Friedman(2)
 President and Chief Executive   1995  400,000      830,000        5,000
 Officer
                                 1994  310,000    2,600,000        5,000
                                 1993  150,000    1,800,000        5,000
Victor Friedman(2)
 Executive Vice President        1995  200,000       70,000        3,000
                                 1994   50,000(3)    75,000           --
                                 1993       --           --           --
Fred B. Schlossberg
 Vice President Finance &        1995  135,000       25,000        5,000
 Administration, Secretary       1994  115,000       30,000        4,000
                                 1993  100,000       15,000        3,000
Jay Hakami
 Vice President, Products and    1995  279,000           --        5,000
 Services                        1994  193,000           --        5,000
                                 1993  314,000           --        5,000
Robert B. Stratton
 Vice President, Remote Support  1995  220,000           --        1,000
 Services                        1994  181,000           --           --
                                 1993  113,000           --           --

- -------
(1) Consists of amounts contributed on behalf of such employees to the Company's 401(k) plan.
(2) For 1996, Philip Friedman will be paid a base salary of $520,000 per annum and Victor Friedman will be paid a base salary of $240,000 per annum.
(3) Victor Friedman was employed by the Company beginning in October 1994.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Company has never had a Compensation Committee or other committee of the Board of Directors performing similar functions and all matters concerning executive compensation have been addressed by the entire Board of Directors. Decisions concerning compensation of executive officers of the Company were made by the Company's Board of Directors. The Board of Directors will establish a Compensation Committee upon the consummation of the Offering.

EMPLOYMENT AGREEMENTS

The Company does not have employment contracts with any of its executive officers or other employees.

1996 LONG-TERM INCENTIVE PLAN

The 1996 Long-Term Incentive Plan (the "Plan") will be adopted by the Company's Board of Directors and approved by the Company's stockholders prior to the consummation of the Offering. The Company will reserve an amount of Common Stock equal to 10 percent of the shares of Common Stock outstanding upon consummation of the Offering for issuance and/or use as the basis for stock appreciation rights or other units of stock-based incentive compensation under the Plan. Unless sooner terminated by the Board of Directors, the Plan will terminate on the date which is 10 years from the date of its adoption.

The Plan will be administered by the Compensation Committee of the Board of Directors. The Committee will have the authority and discretion, subject to the provisions of the Plan, to select persons to whom options and other awards under the Plan will be granted, to designate the number of shares to be covered by awards, to specify the type of consideration to be paid to the Company and to establish all of the terms and conditions of each award.

The Plan will provide for the grant of stock options and other awards to officers and other key employees of the Company and to its directors. Options granted under the Plan may be incentive stock options or nonqualified stock options. The exercise price for an incentive stock option may not be less than the fair market value of the Company's Common Stock on the date of grant and such options may not be exercisable by the employee (except in the event of death or disability or certain changes in control of the Company) prior to the completion of at least one year of employment subsequent to the grant of the award. Options granted under the Plan shall vest on certain changes in control of the Company (as defined in the Plan) unless the Compensation Committee otherwise determines prior to such change in control, and in such case, the participant will receive cash equal to the value of the option in lieu of exercise thereof. Nonqualified stock options shall have such terms as the Compensation Committee shall determine and that shall not be inconsistent with the Plan. Stock options granted under the Plan may not be transferred other than by will or the laws of descent and distribution or, in the case of nonqualified stock options, by gift.

All awards under the Plan may be subject to substantial employment requirements and/or performance measurements and goals. The Compensation Committee shall establish, with respect to each performance-based award, the length of the applicable performance period (which shall be at least two years), performance objectives (which shall be based on revenues, operating income, net income, return on equity or a variation or combination of the foregoing and may vary from participant to participant) and the range of dollar values or number of shares of Common Stock (which shall be subject to maximum limitations) that may be earned by the participant.

401(K) SAVINGS PLAN

The Company has adopted a 401(k) savings plan (the "401(k) Plan"). All employees of the Company are eligible to participate in the 401(k) Plan. Under the 401(k) Plan, eligible employees are permitted to defer up to 10% of their compensation, subject to certain limitations. Currently, the Company matches a discretionary amount between 0% and 50% of an employee's contribution, subject to a maximum contribution equal to 3% of such employee's annual compensation. Salary deferral contributions are fully vested. Matching contributions are fully vested after seven years of service; partial vesting begins after three years of service. Participants or their beneficiaries are entitled to payment of benefits (i) upon retirement at age 65 or early retirement at age 55, (ii) upon death or disability or (iii) upon termination of employment, if the participant elects to receive a distribution of his account balance prior to one of the events listed in (i) or (ii) above. In addition, withdrawals are available upon the participant attaining age 59.5, or for reasons of financial hardship if certain conditions are met.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In October 1994, the Company acquired substantially all of the assets and assumed certain liabilities of Real-Time, a computer consulting firm which was owned by Victor Friedman. The purchase price of $252,478 was paid by the issuance of 753 shares of Company common stock to Victor Friedman.

Philip Friedman has loaned the Company in the aggregate approximately $2.5 million. This loan is payable on demand and bears interest at 10.0%. The loan will be repaid with a portion of the net proceeds of the Offering. See "Use of Proceeds." In addition, Philip Friedman has guaranteed certain of the Company's obligations under the Company's revolving credit facility and term loan. These guarantees will terminate upon consummation of the Offering.

Upon consummation of the Offering, the Company plans to distribute to its stockholders of record immediately prior to the consummation of the Offering the cumulative amount of its undistributed earnings for the entire period that it was an S corporation. As of June 30, 1996, the cumulative balance of such undistributed earnings was approximately $3.3 million. In addition, the Company's stockholders immediately prior to the consummation of the Offering will be entitled to receive from the Company, in the event of certain adjustments to the Company's federal taxable income, the amount of federal, state and local income taxes, including penalties and interest, incurred by them as a result of such adjustment. See "The Company."

Pursuant to a Registration Rights Agreement to be entered into immediately prior to the consummation of the Offering, among the Company, Philip Friedman and Victor Friedman (the "Registration Rights Agreement"), the Company will, at the request of either Philip Friedman or Victor Friedman (the "Rights Holders"), prepare and file, and use its reasonable best efforts to make effective, registration statements under the Securities Act for resales of Common Stock, including underwritten offerings. In addition, pursuant to the Registration Rights Agreement, if the Company proposes to register Common Stock under the Securities Act (other than a registration relating either to the sale of securities to employees pursuant to a stock option, stock purchase or similar plan or a transaction under Rule 145 of the Securities Act), then the Rights Holders have a right (subject to quantity limitations determined by underwriters if the offering involves an underwriting) to request that the Company register such Rights Holders' Common Stock. All fees and expenses incurred in connection with any such registration will be borne by the Company, except for all underwriting discounts and commissions relating to Common Stock sold by the Rights Holders in any such offering, which will be borne by such Rights Holders. The Company has agreed to indemnify the Rights Holders against certain liabilities in connection with any registration effected pursuant to the Registration Rights Agreement, including liabilities under the Securities Act.

                      PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information, regarding the beneficial ownership of the Common Stock, prior to and after giving effect to the Offering, by (i) the directors and four most highly compensated executive officers of the Company, (ii) each person known by the Company to own beneficially more than five percent of the outstanding shares of Common Stock and (iii) all executive officers and directors as a group.

                                    -------------------------------------------

                                   SHARES               SHARES TO BE
                             BENEFICIALLY OWNED      BENEFICIALLY OWNED
                            PRIOR TO OFFERING(1)     AFTER OFFERING(1)
                         --------------------------- ----------------------
                                           NUMBER OF
                                        SHARES BEING
                         NUMBER PERCENT      OFFERED   NUMBER       PERCENT
NAME(2)                  ------ ------- ------------ ---------    ---------
Philip Friedman.........            90%
Victor Friedman.........            10%
Fred B. Schlossberg.....             0%                                       *
Edward Schroeder........             0%                                       *
Jay Hakami..............             0%                                       *
Robert B. Stratton......             0%                                       *
All executive officers
 and directors as a
 group (7 Persons)......           100%

- -------
* Less than 1%
(1) The persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.
(2) Unless otherwise indicated, the business address of each director and executive officer is c/o Computer Generated Solutions, Inc., 1675 Broadway, New York, New York 10019.

                          DESCRIPTION OF CAPITAL STOCK

After the Offering, the Company's authorized capital stock will consist of shares of Common Stock and 1,000,000 shares of Preferred Stock, the terms and provisions of which may be designated by the Board of Directors in the future. The following summary of the Company's capital stock is qualified in its entirety by reference to the Company's Certificate of Incorporation and By-Laws, each of which is filed as an exhibit to the registration statement of which this Prospectus is a part.

COMMON STOCK

Following the Offering,     shares of Common Stock will be issued and
outstanding. See "Capitalization." Each holder of Common Stock is entitled to one vote for each share held of record on each matter submitted to a vote of the Company's stockholders. The Company's Principal Stockholders are entitled to certain rights with respect to registration under the Securities Act of shares held by them. See "Certain Relationships and Related Party Transactions."

All of the outstanding shares of Common Stock are, and all of the shares of Common Stock sold in the Offering will be, when issued and paid for, fully paid and nonassessable. In the event of the liquidation or dissolution of the Company, following any required distribution to the holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to share pro rata in any balance of the corporate assets available for distribution to them. The Company may pay dividends if, when and as declared by the Board of Directors from funds legally available therefor. Subject to the preferential rights of the holders of any class of Preferred Stock, holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Company's Board of Directors out of funds legally available for such purpose. See "Dividend Policy."

Holders of Common Stock have no preemptive rights.

PREFERRED STOCK

Following the Offering, no shares of Preferred Stock will be issued and outstanding. Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more classes or series. Subject to the provisions of the Company's Certificate of Incorporation and limitations prescribed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series, and to provide for or change the voting powers, designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights, sinking fund provisions, redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of Preferred Stock, in each case without any further action or vote by the stockholders. The Company has no current plans to issue any shares of Preferred Stock of any class or series.

One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Company's management. In addition, the issuance of shares of Preferred Stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of Common Stock. For example, Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. The issuance of shares of Preferred Stock may discourage bids for the Common Stock or may otherwise adversely affect the market price of the Common Stock.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BY-LAWS AND DELAWARE
LAW

Certain provisions of the Company's Certificate of Incorporation and By-Laws, as well as certain provisions of Delaware law, may have an anti-takeover effect or may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder's best interest, including those attempts that might result in a premium over the market price for the shares of Common Stock held by a stockholder. These provisions are in addition to the anti-takeover effect of the substantial ownership and voting power of the Principal Stockholders of the

Company. In addition, the Certificate of Incorporation and By-Laws contain certain provisions that may reduce the likelihood of a change in management or voting control of the Company without the consent of the Board of Directors.

Delaware Anti-Takeover Law. Section 203 of the Delaware General Corporation Law, as amended ("Section 203"), provides that, subject to certain exceptions specified therein, a Delaware corporation shall not engage in any business combination, including any merger or consolidation with, or any transaction which results in the acquisition of additional shares of the corporation by, an "interested stockholder" for a three-year period following the time at which the stockholder became an "interested stockholder" unless (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder," (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time that the transaction commenced (excluding certain shares) or (iii) at or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." Except as otherwise specified in Section 203, an "interested stockholder" is defined to include any person that (i) is the owner of 15% or more of the outstanding voting stock of the corporation, (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date on which it is sought to be determined whether such person is an "interested stockholder" or (iii) is an affiliate or associate of any person of the type identified in clause (ii) above. Section 203 defines the term "business combination" to encompass a wide variety of transactions with or caused by an "interested stockholder", including mergers, asset sales and other transactions in which the "interested stockholder" receives or could receive a benefit on other than a pro rata basis with other stockholders.

The provisions of Section 203, coupled with the Board of Directors authority to issue Preferred Stock without further stockholder action and the fact that, after giving effect to the Offering, % of the outstanding shares of Common Stock will be held by the Principal Stockholders, could delay or frustrate the removal of incumbent directors or a change in control of the Company. The provisions also could discourage, impede or prevent a merger, tender offer or proxy contest, even if such event would be favorable to the interests of stockholders. The Company's stockholders, by adopting an amendment to the Certificate of Incorporation, may elect not to be governed by Section 203, which election would be effective twelve months after such adoption. Such a change in the Certificate of Incorporation could not be made without the affirmative vote of shares held by Philip Friedman. Neither the Certificate of Incorporation nor the By-Laws exclude the Company from the restrictions imposed by Section 203. These restrictions will not apply to stockholders who were interested stockholders prior to the date of the Offering.

Classified Board of Directors. The Certificate of Incorporation provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. Each class will consist, as nearly as practical, of one-third of the Board of Directors constituting the entire Board of Directors. As a result, approximately one-third of the Board of Directors will be elected each year. Holders of a majority of the outstanding shares of capital stock of the Company entitled to vote with respect to election of directors may remove directors only for cause. Vacancies on the Board of Directors may be filled only the by the remaining directors and not by the stockholders.

Stockholder Meetings. The Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders of the Company may be effected only at an annual or special meeting of stockholders and prohibits stockholder action by written consent in lieu of a meeting. The By-Laws provide that special meetings of stockholders may be called only by the president of the Company and must be called by such officer at the request in writing of a majority of the Board of Directors. Stockholders are not permitted to call a special meeting of stockholders, to require that the president call such a special meeting or to require that the Board of Directors request the calling of a special meeting of stockholders.

Advance Notice Provisions. The By-Laws establish an advance notice procedure for stockholders to make nominations of candidates for elections as directors, or to bring other business before an annual meeting of stockholders of the Company. The By-Laws provide that only persons who are nominated by, or at the direction of, the president of the Company or by a stockholder who has given timely written notice to the Secretary of the

Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. The By-Laws also provide that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the president of the Company, the Board of Directors or by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before such meeting. Generally, for notice of stockholder nominations to be made at an annual meeting to be timely under the By-Laws, such notice must be received by the Company not less than 70 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting (or, in the case of a special meeting at which directors are to be elected, not earlier than the 90th day before such meeting and not later than the later of (x) the 70th day prior to such meeting and (y) the 10th day after public announcement of the date of such meeting is first made). Under the By-Laws, a stockholder's notice must also contain certain information specified in the By-Laws.

Super majority Voting Provisions. The Certificate of Incorporation provides that certain extraordinary transactions require the approval of holders of 75% of the voting power of the outstanding capital stock of the Company entitled to vote thereon.

Amendment of Certificate of Incorporation. The stockholders of the Company may not amend or repeal any of the provisions summarized above under "Classified Board of Directors," "Stockholder Meetings," "Advance Notice Provisions" or "Super majority Voting Provisions" except upon the affirmative vote of holders of not less than 75% of the outstanding shares of capital stock of the Company entitled to vote thereon.

Exculpation and Indemnification. The Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. The Commission has taken the position that the foregoing provisions will have no effect on claims arising under federal securities laws.

The Company's By-Laws provide that the Company will indemnify its directors and officers to the fullest extent permissible under Delaware law. These indemnification provisions require the Company to indemnify such persons against certain liabilities and expenses to which they may become subject by reason of their service as a director or officer of the Company. The provisions also set forth certain procedures, including the advancement of expenses, that apply in the event of a claim for indemnification.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for the Common Stock is    .

                        SHARES ELIGIBLE FOR FUTURE SALE

Prior to the Offering, there has been no public market for the Common Stock. No prediction can be made as to the effect, if any, that sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market after the restrictions described below lapse could adversely affect the prevailing market price of the Common Stock and the ability of the Company to raise equity capital in the future.

Upon completion of the Offering, the Company will have outstanding    shares of
Common Stock. See "Capitalization." Of these shares, the     shares (    shares
if the Underwriters' over-allotment option is exercised in full) of Common Stock sold in the Offering will be freely tradable without restriction under the Securities Act except for any shares purchased by "affiliates" (as defined
in the Securities Act) of the Company. The remaining     shares are "restricted
securities" within the meaning of Rule 144 adopted under the Securities Act (the "Restricted Shares"). The Restricted Shares generally may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, such as the exemption provided by Rule 144.

The Company and the Principal Stockholders have agreed not to offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into Common Stock, or register for sale under the Securities Act or request registration of, as the case may be, any Common Stock, for a period of 180 days after the date of this Prospectus (the "Lock-up Period") without the prior written consent of J.P. Morgan Securities Inc. on behalf of the Underwriters. See "Underwriting." Following the Lock-up Period, any shares owned prior to the Offering will not be eligible for sale in the public market without registration unless such sales meet the conditions and restrictions of Rule 144 as described below.

In general, under Rule 144, as currently in effect, any person (or persons whose shares are aggregated), including an affiliate of the Company, who has beneficially owned shares for a period of at least two years (as computed under Rule 144) is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then-outstanding
shares of Common Stock (approximately     shares after giving effect to the
Offering) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the Commission. Sales under Rule 144 are also subject to certain provisions relating to notice and manner of sale and the availability of current public information about the Company. In addition, a person (or persons whose shares are aggregated) who has not been an affiliate of the Company at any time during the 90 days immediately preceding a sale, and who has beneficially owned the shares for at least three years (as computed under Rule 144), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation, manner of sale, public information or notice provisions of Rule 144. The foregoing summary of Rule 144 is not intended to be a complete description thereof. In addition, the Commission has proposed reducing the two-year and three-year periods referred to above to one and two years, respectively.

Prior to the Offering, no Common Stock was subject to outstanding options or warrants to purchase, or securities convertible into, Common Stock. As soon as practicable following the consummation of the Offering, the Company intends to file a registration statement under the Securities Act to register the shares of Common Stock available for issuance upon exercise of options granted pursuant to the 1994 Long Term Incentive Plan. Shares issued upon exercise of options granted pursuant to the 1996 Long-Term Incentive Plan after the effective date of such registration statement will be available for sale in the open market, subject to the Lock-up Period and, for affiliates of the Company, subject to the conditions and restrictions of Rule 144. In addition, the Company has granted certain registration rights to Philip Friedman and Victor Friedman. See "Certain Relationships and Related Party Transactions."

                                  UNDERWRITING

The Underwriters named below (the "Underwriters"), for whom J.P. Morgan Securities Inc. and Oppenheimer & Co., Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the underwriting agreement among the Company, the Selling Stockholders and the Representatives (the "Underwriting Agreement"), to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell to the Underwriters, the respective number of shares of Common Stock set forth opposite their names below:

                                                                     ----------

                                                                NUMBER OF SHARES
UNDERWRITERS                                                    ----------------
J.P. Morgan Securities Inc. ...................................
Oppenheimer & Co., Inc. .......................................
                                                                      ---------
  Total .......................................................
                                                                      =========

The nature of the Underwriters' obligations under the Underwriting Agreement is such that all of the Common Stock being offered, excluding shares covered by the over-allotment option granted to the Underwriters, must be purchased if any are purchased.

The Representatives have advised the Company and the Selling Stockholders that the several Underwriters propose to offer the Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and may offer the Common Stock to selected dealers at such price
less a concession not to exceed $   per share. The Underwriters may allow, and
such dealers may reallow, a concession to other dealers not in excess of $ per share. After the public offering of the Common Stock, the public offering price and other selling terms may be changed by the Representatives.

The Company has granted the Underwriters an option, exercisable within 30 days
after the date of this Prospectus, to purchase up to    additional shares of
Common Stock from the Company at the same price per share to be paid by the Underwriters for the other shares offered hereby. If the Underwriters purchase any such additional shares pursuant to the option, each of the Underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may exercise the option only to cover over-allotments, if any, made in connection with the distribution of Common Stock offered hereby.

Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiations between the Company and the Representatives. Among the factors to be considered in determining the initial offering price will be prevailing market conditions, the market valuations of certain publicly traded companies, revenue and earnings of the Company and comparable companies in recent periods, estimates of the business potential and prospects of the Company, the experience of the Company's management and the position of the Company in its industry.

The Representatives have informed the Company and the Selling Stockholders that the Underwriters will not confirm, without customer authorization, sales to their customer accounts as to which they have discretionary trading power.

The Company and the Principal Stockholders have agreed not to offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into Common Stock, or register for sale under the Securities Act or request registration of, as the case may be, any Common Stock, for a period of 180 days after the date of this Prospectus without the prior written consent of J.P. Morgan Securities Inc. on behalf of the Underwriters.

The Underwriters have represented and agreed that (i) they have not offered or sold and, prior to the expiry of the period of six months from the closing of the Offering, will not offer or sell, any shares of Common Stock to persons in the United Kingdom, except persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public within the meaning of the Public Offers of Securities Regulations 1995, (ii) they have complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by them in relation to the Offering in, from or otherwise involving the United Kingdom and (iii) they have only issued or passed on, and will only issue and pass on, in the United Kingdom any document received by them in connection with the Offering to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisement) (Exemptions) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.

Application will be made to approve the shares of Common Stock for quotation on the Nasdaq National Market under the symbol "CGSI."

The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

At the Company's request, the Underwriters have reserved up to     shares of
Common Stock for sale at the initial public offering price to the Company's employees and other persons having business relationships with the Company. The number of shares of Common Stock available for sale to other members of the public will be reduced to the extent that these persons purchase such reserved shares. Any reserved shares not purchased will be offered by the Underwriters on the same basis as the other shares offered hereby.

                                 LEGAL MATTERS

Certain legal matters with respect to the legality of the issuance of the Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Chadbourne & Parke LLP, New York, New York. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

The financial statements (including Schedule 16(b), which is included in the Registration Statement of which this Prospectus forms a part) of the Company at June 30, 1996 and December 31, 1995 and for the six months ended June 30, 1996 and the year ended December 31, 1995, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, and at December 31, 1994, and for each of the two years in the period ended December 31, 1994, by BDO Seidman, LLP, independent auditors, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

                               CHANGE OF AUDITORS

In November 1995, the Company, with the approval of the Board of Directors, dismissed BDO Seidman, LLP as its independent auditors. During the period between January 1, 1993 and the date on which BDO Seidman, LLP was dismissed, there was no disagreement between the Company and BDO Seidman, LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of BDO Seidman, LLP, would have caused BDO Seidman, LLP to make reference to the subject matter of such disagreement in connection with its report on the Company's financial statements. The Company engaged Ernst & Young LLP as its new independent auditors in November 1995.

                             ADDITIONAL INFORMATION

The Company has filed with the Commission a Registration Statement under the Securities Act (the "Registration Statement") with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto. The statements contained in this Prospectus as to the contents of any document filed as an exhibit are of necessity brief descriptions thereof and are not necessarily complete; each such statement is qualified in its entirety by reference to such document. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's Regional Offices at Seven World Trade Center, 13th Fl., New York, New York 10048 and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511, and copies may be obtained at prescribed rates from the public reference section of the Commission, Washington, D.C. 20549. Such reports and other information can be reviewed through the Commission's Electronic Data Gathering Analysis and Retrieval System, which is publicly available through the Commission's web site (http://www.sec.gov).

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
Reports of Independent Auditors..........................................  F-2
Balance Sheets as of December 31, 1994 and 1995 and June 30, 1996........  F-4
Statements of Operations for Each of the Three Years in the Period Ended
 December 31, 1995 and the Six Month Period Ended June 30, 1996 and the
 Unaudited Six Month Period Ended June 30, 1995..........................  F-5
Statements of Stockholders' Equity for Each of the Three Years in the Pe-
 riod Ended December 31, 1995 and the Six Month Period Ended June 30,
 1996....................................................................  F-6
Statements of Cash Flows for Each of the Three Years in the Period Ended
 December 31, 1995 and the Six Month Period Ended June 30, 1996 and the
 Unaudited Six Month Period Ended June 30, 1995..........................  F-7
Notes to Financial Statements............................................  F-8

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors Computer Generated Solutions, Inc.

We have audited the accompanying balance sheets of Computer Generated Solutions, Inc. (the "Company") as of June 30, 1996 and December 31, 1995, and the related statements of operations, stockholders' equity and cash flows for the six months ended June 30, 1996 and the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Computer Generated Solutions, Inc. at June 30, 1996 and December 31, 1995, and the results of its operations and its cash flows for the six months ended June 30, 1996 and the year ended December 31, 1995 in conformity with generally accepted accounting principles.

                                         ERNST & YOUNG LLP

New York, New York
July 12, 1996

                     REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

Computer Generated Solutions, Inc.
New York, New York

We have audited the accompanying balance sheet of Computer Generated Solutions, Inc. (the "Company") as of December 31, 1994, and the related statements of income, stockholders' equity and cash flows for each of the two years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Computer Generated Solutions, Inc. at December 31, 1994, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

                                         BDO Seidman, LLP

New York, New York
February 21, 1995

                       COMPUTER GENERATED SOLUTIONS, INC.

                                 BALANCE SHEETS

                                            -----------------------------------

                                                                      PRO FORMA
                                    DECEMBER 31,          JUNE 30,     JUNE 30,
                                      1994        1995        1996         1996
                                ---------   ---------   ---------   -----------
                                                                      (NOTE 12)
                                                                    (UNAUDITED)
(In Thousands, Except Share
 Data)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents       $      606  $      264  $      432   $      432
Accounts receivable, net of
 allowances of $10 in 1994,
 $60 in 1995 and $65 in 1996         5,452       9,177      10,338       10,338
Deferred income taxes                   --          --          --          159
Prepaid expenses and other
 current assets                        126         122         146          146
                                ---------   ---------   ---------   ---------
Total current assets                 6,184       9,563      10,916       11,075
Fixed assets, net                      369       1,259       1,431        1,431
Cost in excess of fair value
 of assets purchased, net of
 accumulated amortization of
 $213 in 1994, $533 in 1995
 and $693 in 1996                      746         426         266          266
Deferred income taxes                   --          --          --          192
Other assets                           428         405         569          569
                                ---------   ---------   ---------   ---------
Total assets                    $    7,727  $   11,653  $   13,182   $   13,533
                                =========   =========   =========   =========
LIABILITIES AND STOCKHOLDERS'
 EQUITY
CURRENT LIABILITIES:
Note payable--bank              $    1,400  $    3,200  $    2,200   $    2,200
Note payable--stockholder              400         323         323           --
Accounts payable and accrued
 expenses                            1,293       1,995       3,271        3,271
Current portion of long-term
 debt                                  472         472         267          267
Current portion of obligations
 under capital leases                   --          93         136          136
Deferred maintenance                   475         542         357          357
Accrued payroll                        703         817       1,178        1,178
Sales tax payable                      145         178         391          391
Due to stockholders                     --          --          --        5,769
                                ---------   ---------   ---------   ---------
Total current liabilities            4,888       7,620       8,123       13,569
Long-term debt                         605         133          --           --
Obligations under capital
 leases                                 --         346         438          438
Subordinated debt--stockholder       1,778       2,146       2,146           --
COMMITMENTS
STOCKHOLDERS' EQUITY:
Preferred stock, $.001 par
 value, no shares authorized
 in 1994, 1995 and June 30,
 1996, pro forma June 30,
 1996, 1,000,000 shares
 authorized, no shares issued
 and outstanding                        --          --          --           --
Common stock, $.01 par value;
 Voting--10,000 shares
  authorized; 10,000 shares
  issued                                 1           1           1            1
 Nonvoting--5,000 shares
  authorized; no shares issued          --          --          --           --
Additional paid-in capital             228         228         228          228
Retained earnings (deficit)            369       1,321       2,388         (561)
                                ---------   ---------   ---------   ---------
                                       598       1,550       2,617         (332)
Less 2,464 shares held in
 treasury, at cost                    (142)       (142)       (142)        (142)
                                ---------   ---------   ---------   ---------
Total stockholders' equity
 (deficit)                             456       1,408       2,475         (474)
                                ---------   ---------   ---------   ---------
Total liabilities and
 stockholders' equity           $    7,727  $   11,653  $   13,182   $   13,533
                                =========   =========   =========   =========

See accompanying notes.

                       COMPUTER GENERATED SOLUTIONS, INC.

                            STATEMENTS OF OPERATIONS

                          -------------------------------------------------------
                                                                  SIX MONTHS
                              YEARS ENDED DECEMBER 31,          ENDED JUNE 30,
                                1993       1994        1995        1995       1996
                          ---------  ---------   ---------  ----------- ---------
                                                            (UNAUDITED)
(In Thousands, Except
 Per Share Data)
Revenues                  $   26,003 $   24,710  $   35,947  $   15,494 $   27,353
Direct costs                  20,982     16,870      25,977      10,572     20,886
                          ---------  ---------   ---------  ---------   ---------
Income from direct
 operations                    5,021      7,840       9,970       4,922      6,467
Selling, general and
 administrative expenses       2,916      4,725       6,690       3,007      4,504
Compensation amounts to
 S Corporation
 stockholders                  1,950      3,041       1,502         201        380
Amortization of cost in
 excess of fair value of
 assets purchased                 --        213         320         160        160
                          ---------  ---------   ---------  ---------   ---------
                               4,866      7,979       8,512       3,368      5,044
                          ---------  ---------   ---------  ---------   ---------
Operating income (loss)          155       (139)      1,458       1,554      1,423
Interest expense                  --         77         473         225        295
                          ---------  ---------   ---------  ---------   ---------
Income (loss) before
 income taxes                    155       (216)        985       1,329      1,128
Income taxes                      39         60          33          60         61
                          ---------  ---------   ---------  ---------   ---------
Net income (loss)         $      116 $     (276) $      952  $    1,269 $    1,067
                          =========  =========   =========  =========   =========
PRO FORMA (UNAUDITED)
 (NOTE 12)
Historical income before
 income taxes                                    $      985             $    1,128
Pro forma adjustment to
 eliminate annual
 compensation amounts to
 S Corporation
 stockholders in excess
 of $760 in 1995                                        742                     --
                                                 ---------              ---------
Pro forma income before
 income taxes                                         1,727                  1,128
Pro forma provision for
 income taxes                                           704                    488
                                                 ---------              ---------
Pro forma net income                             $    1,023             $      640
                                                 =========              =========
Pro forma net income per
 share                                           $   135.75             $    84.93
                                                 =========              =========
Weighted average shares
 outstanding                                          7,536                  7,536
                                                 =========              =========

See accompanying notes.

                       COMPUTER GENERATED SOLUTIONS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                          ------------------------------------------------------------------
                                                ADDITIONAL
                              NUMBER               PAID-IN   RETAINED    TREASURY
                           OF SHARES     AMOUNT    CAPITAL   EARNINGS       STOCK       TOTAL
                          ---------  ---------  ---------- ---------   ---------   ---------
(In Thousands)
Balance at December 31,
 1992                              7 $        1 $       19 $      529  $     (185) $      364
 Net income                                                       116          --         116
                          ---------  ---------  ---------  ---------   ---------   ---------
Balance at December 31,
 1993                              7          1         19        645        (185)        480
 Net loss                                                        (276)         --        (276)
 Reissued treasury stock           3                   209         --          43         252
                          ---------  ---------  ---------  ---------   ---------   ---------
Balance at December 31,
 1994                             10          1        228        369        (142)        456
 Net income                                                       952          --         952
                          ---------  ---------  ---------  ---------   ---------   ---------
Balance at December 31,
 1995                             10          1        228      1,321        (142)      1,408
 Net income                                                     1,067          --       1,067
                          ---------  ---------  ---------  ---------   ---------   ---------
Balance at June 30, 1996          10 $        1 $      228 $    2,388  $     (142) $    2,475
                          =========  =========  =========  =========   =========   =========

See accompanying notes.

                       COMPUTER GENERATED SOLUTIONS, INC.

                            STATEMENTS OF CASH FLOWS

                          ----------------------------------------------------------
                                                                    SIX MONTHS
                              YEARS ENDED DECEMBER 31,            ENDED JUNE 30,
                                1993        1994        1995         1995        1996
                          ---------   ---------   ---------   -----------  ---------
                                                              (UNAUDITED)
(In Thousands)
OPERATING ACTIVITIES
Net income (loss)         $      116  $     (276) $      952   $    1,269  $    1,067
Adjustments to reconcile
 net income (loss) to
 net cash provided by
 (used in) operating
 activities:
 Depreciation and
  amortization                    54         288         530          208         310
 Bad debt expense                 87          54         110           59          84
 Write-off of leasehold
  improvements                    --          42          --           --          --
 Changes in operating
  assets and liabilities
  (net of effects in
  1994 from purchase of
  ACS Software Products
  Group and Real-Time
  Technology Inc.):
  Accounts receivable           (831)     (1,260)     (3,835)        (793)     (1,245)
  Prepaid expenses and
   other current assets            6         (62)          4           49         (24)
  Other assets                  (104)       (173)         23           --        (164)
  Accounts payable and
   accrued expenses            3,185      (3,333)        702         (452)      1,276
  Deferred maintenance            --         115          67          (60)       (185)
  Accrued payroll                126         313         114          (91)        361
  Sales taxes payable             59        (360)         33           57         214
                          ---------   ---------   ---------   ---------    ---------
Net cash provided by
 (used in) operating
 activities                    2,698      (4,652)     (1,300)         246       1,694
INVESTING ACTIVITIES
Purchase of net assets
 of ACS Software
 Products Group                   --        (800)         --           --          --
Capital expenditures            (119)        (74)       (579)        (406)       (141)
                          ---------   ---------   ---------   ---------    ---------
Net cash used in
 investing activities           (119)       (874)       (579)        (406)       (141)
FINANCING ACTIVITIES
Proceeds from term loan           --         800          --           --          --
Repayment of term loan            --        (133)       (267)        (133)       (133)
Repayment of acquisition
 debt                             --          --        (205)        (205)       (205)
Proceeds (repayment)
 from note payable -
  bank, net                     (300)      1,400       1,800          400      (1,000)
Proceeds of note payable
 and subordinated
 debt - stockholder, net         213       1,244         291           --          --
Principal payments under
 capitalized lease
 obligations                      --          --         (82)         (37)        (47)
Repayments of loans
 payable - other                 (37)       (190)         --          (33)         --
                          ---------   ---------   ---------   ---------    ---------
Net cash provided by
 (used in) financing
 activities                     (124)      3,121       1,537           (8)     (1,385)
                          ---------   ---------   ---------   ---------    ---------
Increase (decrease) in
 cash and cash
 equivalents                   2,455      (2,405)       (342)        (168)        168
Cash and cash
 equivalents, beginning
 of year                         556       3,011         606          606         264
                          ---------   ---------   ---------   ---------    ---------
Cash and cash
 equivalents, end of
 year                     $    3,011  $      606  $      264   $      438  $      432
                          =========   =========   =========   =========    =========

See accompanying notes.

                       COMPUTER GENERATED SOLUTIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                    Unaudited with respect to June 30, 1995

1. SUMMARY OF ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Computer Generated Solutions, Inc. (the "Company" or "CGS") provides a composite solution to the information processing needs of its clients through a wide range of information technology and outsourcing support services. Using a custom designed approach to satisfy each customer's particular need, the Company provides a complete range of solutions, including its proprietary ACS Optima software for the apparel industry, professional services ranging from strategic consulting to system integration, technical training classes and full service on-site and remote help desk and call management support services.

The interim financial statements at June 30, 1995 and for the six months then ended are unaudited; however, in the opinion of management, all adjustments, consisting only of normal recurring accruals necessary for a fair presentation, have been included. Results of interim periods are not necessarily indicative of results to be expected for the entire fiscal year.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At June 30, 1996, the Company has substantially all its cash in two financial institutions.

FIXED ASSETS

Fixed assets are stated at cost and depreciation is computed over the estimated useful lives of the assets by the straight-line method for financial reporting and by accelerated methods for income tax purposes. Amortization on leasehold improvements is computed by the straight-line method over the shorter of the estimated useful lives of the assets or the term of the lease.

RECLASSIFICATIONS

Certain items in the December 31, 1993, 1994 and 1995 and June 30, 1995 financial statements have been reclassified to conform to the June 30, 1996 presentation.

DEFERRED RENT

Deferred rent represents payments made at the beginning of the lease term for office space which is being amortized over the life of the respective lease.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

Software License Fees

Software license fees on a customer's initial installation are recognized as revenue using the straight-line method beginning upon contract execution and ending upon installation of the software.

                       COMPUTER GENERATED SOLUTIONS, INC.

Services and Maintenance

Software customization services and other professional services are recognized as revenue as time and material costs are incurred.

Maintenance fees are recognized as revenue ratably over the term of the maintenance agreement.

Hardware Revenues

Computer hardware revenues are recognized when units are shipped.

COMPENSATION AMOUNTS TO S CORPORATION STOCKHOLDERS (see Note 12)

For the years 1993, 1994 and 1995, compensation amounts to S Corporation stockholders consisted of annual salaries and discretionary year-end bonuses which were charged to expense. The bonuses are determined and paid at year-end and, accordingly, the interim six month period ended June 30, 1995 did not include a charge for such year-end bonuses. For the six months ended June 30, 1996, the Company has recorded compensation amounts to S Corporation stockholders to reflect the aggregate base salaries in effect during 1996 (see
Note 12.)

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Notes payable - bank: The carrying amounts of the Company's borrowings under its credit and term loan agreement approximates their fair values.

Notes payable - stockholder: The carrying amounts of the Company's borrowings under its subordinated debt agreements approximates their fair values.

Long-term debt: The carrying amounts of the Company's borrowings under its long-term debt arrangements approximates their fair values.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are expensed as incurred and are included in direct costs. Research and development costs amounted to $423,000, $740,000, $322,000 and $408,000 for the years ended December 31, 1994 and 1995 and for the six months ended June 30, 1995 and 1996, respectively. Research and development costs were not material for the year ended December 31, 1993.

2. ACQUISITIONS

ACS SOFTWARE PRODUCTS GROUP

Effective May 5, 1994, the Company acquired substantially all of the assets and assumed certain liabilities of ACS Software Products Group ("ACS"), an apparel manufacturing and distribution software product company, for $1,210,000. The acquisition has been accounted for as a purchase and the assets of ACS have been recorded at their fair value at the date of acquisition. The excess of the total acquisition cost over the fair value of net assets acquired of $959,000 is being amortized on a straight-line basis over three years. ACS' results of operations have been included in the statements of operations since the date of acquisition. The purchase price consisted of $800,000 in cash and a promissory note in the principal amount of $410,000 (see Note 5). The note bears interest at 6.75% and provides for the payment of principal in two equal installments of $205,000 together with accrued interest. The Company paid the last installment on the note during the six months ended June 30, 1996.

                       COMPUTER GENERATED SOLUTIONS, INC.

REAL-TIME TECHNOLOGY INC.

Effective October 1, 1994, the Company acquired substantially all of the assets and assumed certain liabilities of Real-Time Technology Inc. ("RTT"), a computer consulting firm, for $252,000 (approximating the fair value of net asset acquired). Funding was provided through the issuance of 753 shares of CGS treasury stock with treasury stock credited for $43,000 and the balance of $209,000 credited to additional paid-in capital. The acquisition has been accounted for as a purchase and the assets of RTT have been recorded at their fair value at the date of acquisition which approximated cost. RTT's results of operations have been included in the statements of operations since the date of acquisition.

The table below sets forth the pro forma (unaudited) results of operations for the years ended December 31, 1993 and 1994 assuming consummation of the ACS and RTT acquisitions as of January 1, 1993. The 1993 pro forma results of operations include RTT's operations for the twelve months ended October 31, 1993 and the 1994 pro forma results of operations include RTT's operations for the nine months ended September 30, 1994.

                                                  --------------------------
                                                  YEARS ENDED DECEMBER 31,
                                                          1993          1994
                                                  ------------  ------------
         (dollars in thousands, except per share
          data)
         Total revenues                           $     37,390  $     29,387
         Net loss                                       (1,061)         (715)
         Pro forma net loss per share (see Note
          12)                                     $    (140.79) $     (94.88)

3. FIXED ASSETS

Major classes of property and equipment consist of the following:

                                 ---------------------------------------------
                                     DECEMBER 31,        JUNE 30,    ESTIMATED
                                       1994       1995       1996 USEFUL LIVES
                                 ---------  ---------  ---------  ------------
(dollars in thousands)
Furniture and fixtures           $      118 $      308 $      486   10 years
                                                                    Life of
Leasehold improvements                    3        261        309   lease
Computer equipment and software         630      1,282      1,378   3-5 years
                                 ---------  ---------  ---------
                                        751      1,851      2,173
Less accumulated depreciation
 and amortization                       382        592        742
                                 ---------  ---------  ---------
                                 $      369 $    1,259 $    1,431
                                 =========  =========  =========

Furniture and fixtures, leasehold improvements, computer equipment and software include assets resulting from capitalized lease obligations totaling $521,000 and $703,000 at December 31, 1995 and June 30, 1996, respectively (see Note 7). The accumulated depreciation attributable to assets under capital leases is $52,000 and $84,000 at December 31, 1995 and June 30, 1996, respectively.

4. NOTE PAYABLE - BANK

In June 1996, the Company amended its revolving credit and term loan agreement with a bank. The agreement provides for a $5,500,000 revolving line of credit expiring in May 1997. Outstanding borrowings bear interest at the bank's prime rate (8.25% at June 30, 1996). Subsequent to June 30, 1996, the revolving line of credit was increased to $7,000,000.

Borrowings on the revolving line of credit, which are based on eligible accounts receivable, and the term loan are collateralized by a security interest in all accounts receivable, fixed assets and general intangibles and an assignment of key man insurance on the life of one of the stockholders in the amount of $500,000. In addition, one of the stockholders has guaranteed the obligation. The revolving line of credit is also supported by a 10% compensating balance arrangement.

                       COMPUTER GENERATED SOLUTIONS, INC.

Subordinated debt - stockholder represents funds advanced to the Company by its principal stockholder. Effective January 1, 1995, the subordinated debt bears interest at 10% per annum and is payable on demand. In connection with the revolving line of credit, subordinated debt - stockholder is subordinated to the bank.

5. NOTE PAYABLE - STOCKHOLDER

Note payable - stockholder, which is payable on demand, represents advances made to the Company by its principal stockholder, bearing interest at 10% per annum.

6. LONG-TERM DEBT

Long-term debt consists of the following:

                                                --------------------------------
                                                    DECEMBER 31,        JUNE 30,
                                                      1994       1995       1996
                                                ---------  ---------  ---------
   (dollars in thousands)
   Note payable--bank (a)...................... $      668 $      400 $      267
   Note payable (acquisition debt) (Note 2)....        409        205         --
                                                ---------  ---------  ---------
   Total long-term debt........................      1,077        605        267
   Less current maturities.....................        472        472        267
                                                ---------  ---------  ---------
                                                $      605 $      133 $       --
                                                =========  =========  =========

- -------
(a) Note payable to a bank consists of a term loan of $800,000 which is payable in 36 equal monthly installments of $22,000 with interest at 1.25% per annum above the bank's prime rate (8.25% at June 30, 1996). The term loan contains financial covenants relating to minimum tangible net worth, working capital and a maximum debt-to-equity ratio. In addition, one of the stockholders has guaranteed the obligation.

7. CAPITAL LEASES

In 1995 and 1996, the Company entered into capital lease agreements for computer and telephone equipment, furniture and fixtures and leasehold improvements. The agreements provide for monthly payments of approximately $15,000 through October 2000, which include interest at rates ranging from 10% to 10.35%.

The following is a schedule of future minimum lease payments under capital leases, together with the present value of the net minimum lease payments:

         (dollars in thousands)
         TWELVE MONTHS ENDING JUNE 30:
         1997                                                         $      184
         1998                                                                184
         1999                                                                184
         2000                                                                127
         2001                                                                 10
                                                                      ---------
         Total minimum lease payments................................        689
         Less amount representing interest...........................        115
                                                                      ---------
         Present value of net minimum lease payments................. $      574
                                                                      =========

                       COMPUTER GENERATED SOLUTIONS, INC.

8. COMMITMENTS

LEASES

Total rent expense on real estate charged to operations for the years ended December 31, 1993, 1994 and 1995 and for the six months ended June 30, 1995 and 1996 aggregated $274,000, $321,000, $421,000, $171,000 and $373,000,
respectively.

The minimum annual rental commitments under noncancellable operating leases as of June 30, 1996 are as follows:

         (dollars in thousands)
         TWELVE MONTHS ENDING JUNE 30:
         1997                           $      838
         1998                                  795
         1999                                  729
         2000                                  682
         2001                                  566
         Thereafter                          2,352
                                        ---------
         Total                          $    5,962
                                        =========

9. STATEMENTS OF CASH FLOWS - SUPPLEMENTAL DISCLOSURES

                          -----------------------------------------------------
                                                             SIX MONTHS ENDED
                              YEARS ENDED DECEMBER 31,           JUNE 30,
                                1993       1994       1995       1995       1996
                          ---------  ---------  ---------  ---------  ---------
(dollars in thousands)
CASH PAID DURING THE
 PERIOD:
Income taxes              $       34 $       47 $       61 $        7 $       --
Interest                          16         79        488        110        175
NONCASH INVESTING AND
 FINANCING ACTIVITIES:
Notes payable on
 purchase of net assets
 of ACS (Note 2)                  --        410         --         --         --
Treasury stock issued on
 purchase of net assets
 of RTT (Note 2)                  --        252         --         --         --

The Company entered into capitalized leases for approximately $521,000 in 1995 and $182,000 in 1996.

10. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan in which all eligible employees can contribute a portion of their compensation up to the maximum amount allowable pursuant to the Internal Revenue Code. The Company contributes an amount equal to 50% of each employee's contribution limited to 3% of an eligible employee's compensation. The Company contributed to the plan $53,000, $102,000, $181,000, $86,000 and $149,000 for the years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1995 and 1996, respectively.

11. MAJOR CUSTOMER

One customer, with several contracts in various divisions, accounted for 21%, 33% and 37% of total revenues for the years ended December 31, 1994 and 1995 and the six months ended June 30, 1996, respectively. As of December 31, 1994 and 1995 and June 30, 1996, 19%, 35% and 27%, respectively, of accounts receivable was due from this customer. No single customer accounted for more than 10% of revenues in 1993.

                       COMPUTER GENERATED SOLUTIONS, INC.

12. PRO FORMA INFORMATION AND EVENTS CONCURRENT WITH THE IPO (UNAUDITED)

PRO FORMA ADJUSTMENTS: STATEMENTS OF OPERATIONS

The Company intends to enter into an underwriting agreement for an initial public offering ("IPO") of its common stock. If the IPO is successful, the Company will no longer be treated as an S Corporation and, accordingly, will be subjected to federal and additional state income taxes. In 1996, the Company agreed to provide its stockholders/officers annual base salaries of $760,000. The unaudited pro forma adjustments on the statement of operations reflect (i) an adjustment to eliminate compensation amounts to S Corporation stockholders in excess of aggregate base salaries which the Company expects to pay after the IPO and (ii) a provision for income taxes based upon pro forma income as if the Company had not been an S Corporation.

PRO FORMA NET INCOME (LOSS) PER SHARE

Pro forma net income per share has been computed by dividing pro forma net income by the weighted average number of common shares outstanding during the periods. There were no common stock equivalents such as options, warrants, etc., outstanding during any of the periods presented.

PRO FORMA BALANCE SHEET

Subsequent to June 30, 1996, the Company intends to declare an S Corporation distribution to its then existing stockholders representing all of its previously earned and undistributed S Corporation taxable earnings through June 30, 1996. If the IPO is successful, the Company expects that the net proceeds from the IPO will be used to pay this S Corporation distribution and repay indebtedness owed to a stockholder under a promissory note and a subordinated debt agreement. The pro forma balance sheet at June 30, 1996 gives effect to these items. Amount due to stockholders on the June 30, 1996 pro forma balance sheet consists of the following:

         (dollars in thousands)
         S Corporation distributions     $    3,300
         Subordinated debt--stockholder       2,146
         Note payable--stockholder              323
                                         ---------
                                         $    5,769
                                         =========

The pro forma balance sheet at June 30, 1996 also gives effect to a deferred tax asset in the amount of $351,000 (see Note 13).

In addition, the Company plans to distribute to its existing stockholders an amount equal to the taxable earnings of the Company from June 30, 1996 to the day prior to the S termination date.

LONG-TERM INCENTIVE PLAN

Immediately prior to the consummation of the IPO, the Company will adopt the 1996 Long-Term Incentive Plan (the "Plan"). The Company will reserve an amount of common stock equal to 10% of the outstanding shares of common stock outstanding upon consummation of the IPO for issuance and/or use as the basis for stock appreciation rights or other units of stock-based incentive compensation under the Plan.

In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123. "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 is effective for fiscal years

                       COMPUTER GENERATED SOLUTIONS, INC.

beginning after December 31, 1995 and prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options, restricted stock, employee stock purchase plans and stock appreciation rights. SFAS 123 requires compensation expense to be recorded (i) using the new fair value method or (ii) using existing accounting rules prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations with pro forma disclosure of what net income and earnings per share would have been had the Company adopted the new fair value method. The Company is presently evaluating the two alternatives.

STOCK SPLIT

Immediately prior to the consummation of the IPO, the Company will effect a stock split of its common stock. The Company has not yet determined the stock split conversion and, accordingly, the financial statements do not give effect to such intended stock split.

13. INCOME TAXES

The Company, with the consent of its stockholders, has elected to be taxed as an S Corporation pursuant to the Internal Revenue Code and certain state tax laws. As such, the Company has not been subject to federal and certain state income taxes and the stockholders have included the corporation's taxable income or loss in their individual income tax returns. Income taxes in 1994, 1995 and 1996 primarily represent New York City corporate income taxes. The New York City income tax rate is approximately 9%. Deferred income taxes resulting from temporary differences are considered immaterial and, therefore, are not provided for at December 31, 1994 and 1995 and June 30, 1996.

The provision for pro forma income taxes (see Note 12) on pro forma income differs from the amounts computed by applying the applicable federal statutory rates due to the following:

                                                    -------------------------
                                                     % OF PRO FORMA PROFIT
                                                      BEFORE INCOME TAXES
                                                                   SIX MONTHS
                                                      YEAR ENDED        ENDED
                                                    DECEMBER 31,     JUNE 30,
                                                            1995         1996
                                                    ------------   ----------
         Federal statutory rate                             34.0 %       34.0%
         State and local taxes, net of federal tax
          benefit                                            7.4          7.9
         Nondeductible expenses                              2.0          1.4
         Utilization of tax credit                          (2.6)         --
                                                     ---------     ---------
                                                            40.8 %       43.3%
                                                     =========     =========

If the IPO is successful, the Company will no longer be an S Corporation. Upon the change in status of the Company, under FASB Statement No. 109 "Accounting for Income Taxes", there will be a deferred income tax asset which is principally due to book amortization in excess of tax amortization related to goodwill and the timing of the deduction for certain payments to stockholders. Had the change in status occurred on June 30, 1996, the deferred tax asset that would have to be recognized would be approximately $351,000.

14. OTHER ASSETS

Other assets consist of the following:

                                                --------------------------------
                                                    DECEMBER 31,        JUNE 30,
                                                      1994       1995       1996
                                                ---------  ---------  ---------
   (dollars in thousands)
   Premiums receivable (a)..................... $      310 $      328 $      328
   Security deposits...........................        118         77        103
   Deferred rent...............................         --         --        138
                                                ---------  ---------  ---------
                                                $      428 $      405 $      569
                                                =========  =========  =========

- -------
(a) Amount represents premiums paid on a split-dollar life insurance policy on the principal stockholder.

                   [LOGO] COMPUTER GENERATED SOLUTIONS, INC.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  Following are the estimated expenses, other than the underwriting discounts and commissions, to be incurred in connection with the Offering of the Common Stock registered under this Registration Statement:

     Securities and Exchange Commission registration fee............ $11,896.64
     NASD filing fee................................................   3,950.00
     NASDAQ listing fee.............................................
     Blue sky qualification fees and expenses.......................
     Printing and engraving expenses................................
     Legal fees and expenses........................................
     Accounting fees and expenses...................................
     Transfer Agent and Registrar fees and expenses.................
     Miscellaneous..................................................
                                                                     ----------
       Total........................................................ $
                                                                     ==========

  All of the above figures, except the Securities and Exchange Commission registration fee, NASD filing fee and the NASDAQ listing fee, are estimates.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company is a Delaware corporation. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchase or redemptions) or (iv) for any transactions from which a director derived an improper personal benefit.

  Reference also is made to Section 145 of the DGCL, which provides that a corporation may indemnify any persons, including officers and directors, who are parties to, or who are threatened to be made parties to, any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

  Article     of the Certificate of Incorporation of the Company (filed as
Exhibit 3.1) provides that except under certain circumstances as described above and as set forth in Section 102(b)(7) of the DGCL, directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach
of fiduciary duties as directors. Article     of the By-Laws of the Company
(filed as Exhibit 3.2) provides for indemnification of the officers and directors of the Company to the full extent permitted by applicable law. The Underwriting Agreement, exhibit 1.1 to this Registration Statement, which will be filed by amendment, provides for indemnification by the Underwriters of the Company and its directors and certain officers, and by the Company of the Underwriters, for certain liability arising under the Securities Act of 1933, as amended.

  The Company intends to enter into a director and officer insurance policy that will provide for reimbursement or payments for losses arising from claims against covered directors and officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  The following is a summary of all securities of the Company sold within the past three years, which were not registered under the Securities Act of 1933, as amended (the "Securities Act").

  In October 1994, the Company acquired substantially all of the assets and assumed certain liabilities of Real-Time Technology, Inc. ("Real-Time"), a computer consulting firm which was owned by Victor Friedman, the Company's Executive Vice President. The purchase price of $252,478 was paid by the issuance of 753 shares of Company common stock to Real Time which were then transferred to Victor Friedman in a simultaneous transaction.

  The above described issuance of securities was made in reliance upon Section 4(2) of the Securities Act as a transaction not involving any public offering. The Company has reason to believe that the foregoing purchaser was familiar with or had access to information concerning the operations and financial conditions of the Company, and such individual acquired the securities for investment and not with a view to the distribution thereof.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (A) EXHIBITS:

    1.1 Form of Underwriting Agreement.*
    3.1 Amended and Restated Certificate of Incorporation of the Company.*
    3.2 Bylaws of the Company, as amended.*
    4.1 Specimen certificate for the shares of Common Stock.*
    4.2 Registration Rights Agreement.*
    4.3 1996 Long-Term Incentive Plan.*
    5.1 Opinion of Chadbourne & Parke LLP, counsel to the Company.*
   10.1 Material Contracts.*
   11.1 Statement regarding Computation of Per Share Earnings.*
        Letter from BDO Seidman, LLP regarding change in certifying
   16.1  accountants.
   23.1 Consent of Ernst & Young LLP.
   23.2 Consent of BDO Seidman, LLP.
   23.3 Consent of Chadbourne & Parke LLP.*
   23.4 Consent of Edward Schroeder.
   24.1 Powers of Attorney (included in signature page hereto).
   27.1 Financial Data Schedule.

- --------
* To be filed by amendment.

  (B) FINANCIAL STATEMENT SCHEDULE:

II--Valuation and Qualifying Accounts

  All other schedules are omitted either because they are not applicable or are not material, or the information presented therein is contained in the Financial Statements or notes thereto.

ITEM 17. UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denomination and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)  The undersigned Registrant hereby undertakes that:

   (i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

   (ii) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK, ON JULY 31, 1996.

                                          COMPUTER GENERATED SOLUTIONS, INC.

                                            /s/ Philip Friedman
                                          By: _________________________________
                                            NAME: PHILIP FRIEDMAN
                                            TITLE: PRESIDENT AND CHIEF
                                            EXECUTIVE OFFICER

                               POWER OF ATTORNEY

  WE, THE UNDERSIGNED OFFICERS AND DIRECTORS OF COMPUTER GENERATED SOLUTIONS, INC., HEREBY SEVERALLY CONSTITUTE AND APPOINT PHILIP FRIEDMAN AND VICTOR FRIEDMAN, AND EACH OF THEM SINGLY, OUR TRUE AND LAWFUL ATTORNEYS, WITH FULL POWER TO THEM IN ANY AND ALL CAPACITIES, TO SIGN ANY AMENDMENTS TO THIS REGISTRATION STATEMENT ON FORM S-1 (INCLUDING PRE- AND POST-EFFECTIVE AMENDMENTS), AND ANY RELATED RULE 462(B) REGISTRATION STATEMENT OR AMENDMENT THERETO, AND TO FILE THE SAME, WITH EXHIBITS THERETO AND OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION, HEREBY RATIFYING AND CONFIRMING ALL THAT EACH OF SAID ATTORNEYS-IN-FACT MAY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE

         /s/ Philip Friedman           President and Chief      July 31, 1996
- -------------------------------------   Executive Officer
           PHILIP FRIEDMAN              (Principal
                                        Executive Officer),
                                        Director

         /s/ Victor Friedman           Executive Vice           July 31, 1996
- -------------------------------------   President, Director
           VICTOR FRIEDMAN

       /s/ Fred B. Schlossberg         Vice President           July 31, 1996
- -------------------------------------   Finance &
         FRED B. SCHLOSSBERG            Administration and
                                        Secretary
                                        (Principal
                                        Financial and
                                        Accounting
                                        Officer), Director

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Computer Generated Solutions, Inc.

We have audited the financial statements of Computer Generated Solutions, Inc. as of June 30, 1996 and December 31, 1995, and for the six months ended June 30, 1996 and the year ended December 31, 1995, and have issued our report thereon dated July 12, 1996 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in
Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein for the periods stated above.

                                              Ernst & Young LLP

New York, New York
July 12, 1996

                       COMPUTER GENERATED SOLUTIONS, INC.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                             (Dollars in Thousands)

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

            COLUMN A                 COLUMN B     COLUMN C    COLUMN D  COLUMN E
- --------------------------------------------------------------------------------
                                                 ADDITIONS              BALANCE
                                     BALANCE      CHARGED                  AT
                                   AT BEGINNING TO COSTS AND    (a)      END OF
           DESCRIPTION              OF PERIOD     EXPENSES   DEDUCTIONS  PERIOD
- --------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1994
Allowances deducted from assets
 to
 which they apply:
Allowance for doubtful accounts..      $ 5          $ 54       $(49)      $10
YEAR ENDED DECEMBER 31, 1995
Allowances deducted from assets
 to
 which they apply:
  Allowance for doubtful ac-
   counts........................       10           110        (60)       60
SIX MONTHS ENDED JUNE 30, 1996
Allowances deducted from assets
 to
 which they apply:
  Allowance for doubtful ac-
   counts........................       60            84        (79)       65

- --------
(a) Uncollectible receivables written off.
Note: Valuation and qualifying accounts for the year ended December 31, 1993 were not material.

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                           DESCRIPTION
 -------                         -----------
   1.1   Form of Underwriting Agreement.*
         Amended and Restated Certificate of Incorporation of the
   3.1    Company.*
   3.2   Bylaws of the Company, as amended.*
   4.1   Specimen certificate for the shares of Common Stock.*
   4.2   Registration Rights Agreement.*
   4.3   1996 Long-Term Incentive Plan.*
   5.1   Opinion of Chadbourne & Parke LLP, counsel to the Company.*
  10.1   Material Contracts.*
  11.1   Statement regarding Computation of Per Share Earnings.*
         Letter from BDO Seidman, LLP regarding change in certifying
  16.1    accountants.
  23.1   Consent of Ernst & Young LLP.
  23.2   Consent of BDO Seidman, LLP.
  23.3   Consent of Chadbourne & Parke LLP.*
  23.4   Consent of Edward Schroeder.
  24.1   Powers of Attorney (included in signature page hereto).
  27.1   Financial Data Schedule.

- --------
* To be filed by amendment.